UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 7, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                  Form 40-F   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                  No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes   ☐                  No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Agreement and Plan of Merger, dated as of September 5, 2016, among Spectra Energy Corp, Enbridge Inc. and Sand Merger Sub, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	September 7, 2016	By:	/s/ “Tyler W. Robinson”

Tyler W. Robinson Vice President & Corporate Secretary

2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

SPECTRA ENERGY CORP,

ENBRIDGE INC.

and

SAND MERGER SUB, INC.

Dated as of September 5, 2016

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ARTICLE V

Representations and Warranties of Merger Sub

5.1.	Representations and Warranties of Merger Sub	32

ARTICLE VI

Covenants

6.1.	Interim Operations	33
6.2.	Acquisition Proposals; Change of Recommendation	38
6.3.	Proxy/Prospectus Filing; Management Information Circular; Information Supplied	42
6.4.	Stockholders/Shareholders Meetings	43
6.5.	Approval of Sole Stockholder of Merger Sub	45
6.6.	Cooperation; Efforts to Consummate	45
6.7.	Status	48
6.8.	Indebtedness	48
6.9.	Information; Access and Reports	50
6.10.	Stock Exchange Listing and Delisting	51
6.11.	Publicity	52
6.12.	Employee Benefits	52
6.13.	Certain Tax Matters	55
6.14.	Expenses	56
6.15.	Indemnification; Directors’ and Officers’ Insurance	56
6.16.	Takeover Statutes	57
6.17.	Dividends	58
6.18.	Section 16 Matters	58
6.19.	Stockholder Litigation	58
6.20.	Governance and Other Matters	58
6.21.	Transition Planning	59

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	59
7.2.	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	60
7.3.	Conditions to Obligation of the Company to Effect the Merger	61
7.4.	Frustration of Closing Conditions	61

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ARTICLE VIII

Termination

8.1.	Termination	62
8.2.	Effect of Termination and Abandonment	63

ARTICLE IX

Miscellaneous and General

9.1.	Survival	67
9.2.	Amendment; Waiver	67
9.3.	Counterparts	67
9.4.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	68
9.5.	Specific Performance	68
9.6.	Notices	69
9.7.	Definitions	70
9.8.	Entire Agreement	82
9.9.	Transfer Taxes	82
9.10.	Third Party Beneficiaries	83
9.11.	Fulfillment of Obligations	83
9.12.	Severability	83
9.13.	Interpretation; Construction	83
9.14.	Successors and Assigns	85

Exhibit A: Form of Amended & Restated Bylaws of Parent

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 5, 2016, is by and among Spectra Energy Corp, a Delaware corporation (the “Company”), Enbridge Inc., a Canadian corporation (“Parent”), and Sand Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub,” with Parent, the Company and Merger Sub sometimes being hereinafter referred to individually as a “Party” and collectively referred to as the “Parties”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), and (iii) resolved, subject to the terms of this Agreement, to recommend that the holders of shares of Company Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and of Merger Sub have each unanimously, of those voting, approved this Agreement, determined that the consummation of the Merger is in the best interests of Parent and Merger Sub, and the Parent Board has resolved, subject to the terms of this Agreement, to recommend that the holders of shares of Parent Common Stock approve each of the issuance of the shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment upon the terms and conditions set forth in this Agreement;

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Company Common Stock shall receive Parent common shares, no par value per share (the “Parent Common Stock”), as more particularly set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income Tax purposes, the Merger shall (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and the Parties intend that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger, in each case as set forth below.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

The Merger

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and, following the Merger, shall be a direct wholly owned Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, obligations, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless another time, date or place is mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m., New York time, on the third Business Day (the date on which the Closing occurs, the “Closing Date”) after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

1.3. Effective Time. As soon as practicable on the Closing Date, the Parties will cause a Certificate of Merger of the Company and Merger Sub (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4. The Certificate of Incorporation of the Surviving Corporation. Subject to the requirements set forth in Section 6.15, at the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be Spectra Energy Corp.

1.5. The Bylaws of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that at the Effective Time the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be Spectra Energy Corp.

1.6. Directors of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that the Board of Directors of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.7. Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.8. Canadian Offer.

(a) Parent shall, concurrently with the mailing of the Proxy/Prospectus, make an offer (the “Parent Canadian Offer”) to each holder of one or more shares of Company Common Stock who is:

(i) a resident of Canada for the purposes of the Income Tax Act (Canada) (the “ITA”); or

(ii) a partnership at least one partner of which is a resident of Canada for the purposes of the ITA;

(each a “Canadian Company Shareholder”) to purchase, subject to the consummation of the Merger, all of such shares held by each Canadian Company Shareholder in consideration for the Merger Consideration, determined in accordance with Article II assuming such shares of Company Common Stock had been owned by the Canadian Company Shareholder at the Effective Time. Subject to satisfaction or waiver of all conditions (other than those relating to the Parent Canadian Offer and those that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) pursuant to this Agreement, each purchase of shares of Company Common Stock from a Canadian Company Shareholder who validly tenders his, her or its shares of Company Common Stock to Parent pursuant to the Parent Canadian Offer will be completed immediately prior to the Effective Time.

(b) Any Canadian Company Shareholder who accepts the Parent Canadian Offer not later than three Business Days prior to the Closing Date in accordance with its terms and conditions shall be entitled to make an income tax election, pursuant to subsection 85(1) or

85(2) of the ITA, as applicable (and the analogous provisions of provincial or territorial income tax law) with respect to the transfer by the Canadian Company Shareholder of shares of Company Common Stock to Parent if such Canadian Company Shareholder delivers to Parent, in accordance with instructions to be set out on Parent’s website not later than the date of the Company Stockholders Meeting, duly completed election forms required by the Canadian Company Shareholder to make the joint election pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial or territorial income tax law) complete with the details of the number of shares of Company Common Stock transferred and the applicable agreed amount or amounts for the purposes of such election or elections. Parent will not execute or file any election that is received by Parent more than 60 days after the Closing Date. If Parent receives a properly completed election within 60 days of the Closing Date, Parent will sign and forward such election to the Canada Revenue Agency and any applicable provincial or territorial taxation authority on or before the date that is 90 days following the Closing Date. Parent, the Company or any nominee thereof will not be responsible for the proper completion of any election, except for the obligation of Parent to sign and forward to the Canada Revenue Agency (and any applicable provincial or territorial taxation authority) a duly completed election that is received by Parent within 60 days of the Closing Date. Parent, the Company or any nominee thereof will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election.

(c) The Proxy/Prospectus shall include instructions detailing how Canadian Company Shareholders can accept the Parent Canadian Offer and the terms and conditions of the Parent Canadian Offer. Parent and the Company shall, in good faith, jointly prepare such instructions and terms and conditions (which terms and conditions shall be customary for a transaction such as the Parent Canadian Offer).

(d) Each share of Company Common Stock held by a Canadian Company Shareholder that is not tendered to Parent in accordance with the terms and conditions of the Parent Canadian Offer shall be subject to the Merger in accordance with this Agreement other than this Section 1.8.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1. Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into, and become exchangeable for, 0.984 (the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Merger Consideration”).

2.2. Conversion of Shares of Company Common Stock. As a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, as of the Effective Time, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to Section 2.1 and any dividends or other distributions pursuant to Section 3.3.

2.3. Cancellation of Excluded Shares. Each Excluded Share (other than Excluded Shares held by Parent) shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, as of the Effective Time, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist. Each Excluded Share held by Parent shall, as a result of the Merger, become and be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.4. Merger Sub; Surviving Corporation.

(a) At the Effective Time, the shares of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into shares of preferred stock, par value $0.001 per share, of the Surviving Corporation having an aggregate redemption amount and fair market value equal to the aggregate fair market value of the converted Merger Sub shares.

(b) In consideration for the issuance by Parent of the Merger Consideration, the Surviving Corporation shall, at the Effective Time, issue to Parent that number of shares of common stock, par value $0.001 per share, of the Surviving Corporation equal to the number of shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.2.

(c) Parent and Merger Sub shall take all actions necessary so that, prior to the Effective Time, the authorized share capital of Merger Sub shall consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 1,000 shares of preferred stock, par value $0.001 per share.

2.5. Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plans of the Company, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code, and, in the case of a Company Option that is held by a person who is subject to section 7 of the ITA in respect of the Company Option, the exercise price of a Parent Option shall be further adjusted in such manner so as to meet the requirements necessary to qualify for a tax-deferred exchange of Company Options pursuant to subsection 7(1.4) of the ITA. Except as specifically provided above, following the Effective Time, each Company Option that has converted into a Parent Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to the Effective Time.

(b) Company Phantom Units. At the Effective Time, each outstanding phantom unit denominated in shares of Company Common Stock (a “Company Phantom Unit”) under the Stock Plans of the Company, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a phantom unit denominated in shares of Company Common Stock and shall be adjusted to represent a phantom unit denominated in shares of Parent Common Stock (a “Parent Phantom Unit”). The number of shares of Parent Common Stock subject to each such Parent Phantom Unit shall be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Phantom Unit immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Phantom Unit shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company Phantom Unit immediately prior to the Effective Time.

(c) Company PSUs.

(i) At the Effective Time, each outstanding performance stock unit denominated in shares of Company Common Stock (a “Company PSU”) under the Stock Plans of the Company granted after December 31, 2015, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be adjusted to represent a service-based stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”). The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time (with any performance-based vesting conditions deemed satisfied based on actual performance through the Effective Time as provided in the applicable award agreement) multiplied by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including service vesting terms, but excluding any performance vesting terms) as were applicable to the applicable Company PSU immediately prior to the Effective Time.

(ii) At the Effective Time, each outstanding Company PSU under the Stock Plans of the Company granted in 2014 or 2015, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time determined in accordance with the immediately following sentence multiplied by (B) the Exchange Ratio, together with a cash payment equal to the amount of any dividend equivalents accrued with respect to such Company PSU. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU shall be determined, (1) for any Company PSU granted in 2014, assuming a vesting percentage of 100%, and (2) for any Company PSU granted in 2015, with the vesting percentage determined as set forth in Section 2(a) of the applicable award agreement (except that performance shall be based upon the Company’s total shareholder return relative to the total shareholder return of the peer group for the period beginning on January 1, 2015, and ending on the date on which the Effective Time occurs as required by Section 2(c) of the applicable award agreement). Parent shall provide the consideration described in this Section 2.5(c)(ii) within ten Business Days following the Closing Date, less applicable withholdings.

(d) Company Other Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans of the Company and any other Benefit Plans of the Company, other than Company Options, Company Phantom Units and Company PSUs (a “Company Other Award”), shall, automatically and without any action on the part of the holder thereof, be deemed to be adjusted to represent the right to acquire or receive benefits measured by the value of (as applicable) the number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to the Company Other Award immediately prior to the Effective Time and (ii) the Exchange Ratio, and to the extent such Company Other Award provides for payments to the extent the value of the shares of Company Common Stock exceed a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per share of Company Common Stock of such Company Other Award immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall continue to be governed by the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to the rights under the relevant Stock Plan or other Benefit Plan of the Company immediately prior to the Effective Time.

(e) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and/or the Compensation Committee thereof), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company Phantom Units, Company PSUs and Company Other Awards (the “Company Equity Awards”) pursuant to Sections 2.5(a) through 2.5(d).

(f) Parent Actions. Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to Sections 2.5(a), (b), (c) and (d) including the reservation, issuance (subject to Section 2.5(e)) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.5. If registration of any plan interests in the Stock Plans or other Benefit Plans of the Company or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) on the Closing Date a registration statement on Form S-8 (or such other appropriate form) with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the relevant Stock Plans or other Benefit Plans of the Company, as applicable, remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required. As soon as reasonably practicable after the registration of such interests or shares, as applicable, appropriate notices shall be given to the holders of Company Equity Awards setting forth such holders’ rights pursuant to the respective Stock Plans, other Benefit Plans and agreements evidencing the grants of such Company Equity Awards, and stating that such Company Equity Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger and the terms of the Stock Plans).

2.6. Tax Consequences of the Merger. It is intended that, for U.S. federal income tax purposes, the Merger shall (i) qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent

following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1. Exchange Agent. Prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution or trust company selected by Parent with the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock tendered in the Canadian Offer and Eligible Shares, (a) an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form comprising the amounts required to be delivered in respect of shares of Company Common Stock pursuant to Section 1.8 and Section 2.1, and (b) an aggregate amount of cash comprising approximately the amount required to be delivered pursuant to Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares Such shares of Parent Common Stock, cash in lieu of any fractional shares payable pursuant to Section 3.5 and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement.

3.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are (i) Certificates or (ii) Book-Entry Shares notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent desires with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Shares, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the holders of Book-Entry Shares to ensure that the Exchange Agent will transmit to such holder or its nominees on the Closing Date (or if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by such holder or its nominees in accordance with customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 3.7) or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares, in accordance with customary procedures and such other procedures as agreed by the Company, Parent, and the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and (ii) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares payable pursuant to Section 3.5 plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required

Tax withholdings as provided in Section 3.8) of cash to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article III, including any amount payable in lieu of fractional shares in accordance with Section 3.5, and any dividends or other distributions on Parent Common Stock in accordance with Section 3.3, in each case without interest.

3.3. Distributions with Respect to Unexchanged Shares of Company Common Stock; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.7) or Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

3.4. Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 shall be aggregated and rounded to three decimal places. Any holder of Eligible Shares otherwise entitled to receive a fractional share of Parent Common Stock but for this Section 3.5 shall be entitled to receive a cash payment, without interest, in lieu of any fractional share, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Average Parent Stock Price. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

3.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by one year after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any shares of Parent Common Stock of such stockholders and any payment of cash and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 2.1, Section 3.3 and Section 3.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

3.8. Withholding Rights. Each of Parent, the Company, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so withheld by Parent, the Company, the Exchange Agent or the Surviving Corporation such withheld amounts (a) shall be timely remitted to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate Governmental Entity.

3.9. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction, then the Exchange Ratio and any other number or amount contained in this Agreement which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, as so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 3.9 shall be construed to permit the Company or Parent to take any action prohibited by the terms of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and the Company

4.1. Disclosure Letters; Standards.

(a) Disclosure Letters. Prior to the execution and delivery of this Agreement, each of the Company and Parent shall have delivered to the other a letter of even date of this Agreement (the “Company Disclosure Letter” and the “Parent Disclosure Letter”, respectively) setting forth, among other things (whether or not required or necessary to be disclosed therein), items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties or one or more covenants contained in a provision hereof (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face).

(b) Standards. No representation or warranty of a Party contained in Section 4.2 (other than the representations and warranties in (i) the first sentence of Section 4.2(a) [Organization, Good Standing and Qualification] (but solely with respect to the Company, Parent and their respective Significant Subsidiaries, as applicable), Sections 4.2(b)(i) and (ii) [Capital Structure], and Section 4.2(c) [Corporate Authority; Approval and Fairness], which shall be true and correct in all material respects with respect to it, and (ii) Section 4.2(g)(ii) [Absence of Certain Changes or Events], which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and no such Party shall be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the conditions set forth in Section 7.2(a) and 7.3(a) hereof, unless the failure of such representation or warranty to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on such Party.

4.2. Representations and Warranties of Parent and the Company. Except as (i) set forth in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable to the Company and Parent, respectively, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC or filed on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Regulators (including the exhibits and other information incorporated therein) by Parent or the Company or any of their respective Subsidiaries, as applicable, since December 31, 2013 but prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any “risk factors” or similarly titled section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), Parent hereby represents and warrants to the Company (unless otherwise expressly provided in the representation and warranty) and the Company hereby represents and warrants to Parent and Merger Sub (unless otherwise expressly provided in the representation and warranty); provided, that with respect to a Party’s Significant JVs, such representations and warranties shall be made solely to such Party’s Knowledge:

(a) Organization, Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent, and Parent has made available to the Company, in each case prior to the date of this Agreement, true and complete copies of such Party’s certificates of incorporation, articles of incorporation, amalgamation or continuance, and bylaws or comparable governing documents, each as amended prior to the date of this Agreement, and true and complete copies of its Significant Subsidiaries’ certificates of incorporation, articles of incorporation, amalgamation or continuance, and bylaws or comparable governing documents, each as amended to the date of this Agreement. In the case of the Company, as of June 30, 2016, the book value of Company’s direct or indirect interest in the voting securities of Union Gas Limited constitutes less than 17.25% of the aggregate book value of the total assets of the Company, determined on a consolidated basis in accordance with GAAP. In the case of Parent, as of June 30, 2016, the book value of Parent’s direct or indirect interest in the voting securities of Enbridge Gas Distribution Inc. constitutes less than 17.25% of the aggregate book value of the total assets of Parent, determined on a consolidated basis in accordance with GAAP.

(b) Capital Structure.

(i) In the case of the Company, the authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, of which 701,288,928 shares were outstanding as of the close of business on August 31, 2016, and 22,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding or held by the Company in its treasury as of the date of this Agreement (collectively, the “Company Capital Stock”). All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. At the close of business on August 31, 2016, (A) no shares of Company Common Stock were held by the Company in its treasury, (B) 1,460,725 shares of Company Common Stock were issuable upon the exercise, settlement or vesting of outstanding Company Options, (C) 1,592,662 shares of Company Common Stock were issuable upon the settlement or vesting of outstanding Company PSUs (assuming achievement of applicable performance goals at target value), (D) 1,273,708 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company Phantom Units, and (E) 512,493 shares of Company Common Stock were underlying outstanding Company Other Awards (assuming solely for this clause (E) a price per share of Company Common Stock of $35.62). Except as set forth above, at the close of business on August 31, 2016, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since August 31, 2016 to the date of this Agreement, (1) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares pursuant to the exercise, settlement or vesting of Company Options, Company PSUs or Company Phantom Units, in each case, outstanding as of August 31, 2016, and (2) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock.

(ii) In the case of Parent, the authorized share capital of Parent consists of an unlimited number of shares of Parent Common Stock, of which 938,145,070 shares were issued and outstanding as of the close of business on September 2, 2016, and an unlimited number of preference shares, issuable in series (“Preference Shares”), of which 5,000,000 Series A Preference Shares, 20,000,000 Series B Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares, 8,000,000 Series 5 Preference Shares, 10,000,000 Series 7 Preference Shares, 11,000,000 Series 9 Preference Shares, 20,000,000 Series 11 Preference Shares, 14,000,000 Series 13 Preference Shares and 11,000,000 Series 15 Preference Shares were issued and outstanding as of the date of this Agreement (collectively, the “Parent Capital Stock”). All outstanding shares of Parent Capital Stock are, and all such shares that may be issued at or prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable and not subject to preemptive rights. At the close of business on September 2, 2016, 38,219,433 shares of Parent Common Stock were issuable upon the exercise, settlement or vesting of outstanding Parent Options. Except as set forth above, at the close of business on September 2, 2016, no shares in the capital of Parent or other voting securities of Parent were issued or outstanding. Since September 2, 2016 to the date of this Agreement, (A) there have been no issuances by Parent of shares in the capital of Parent or other voting equity securities of Parent, other than issuances of shares pursuant to Parent’s Dividend Reinvestment and Share Purchase Plan and pursuant to the exercise, settlement or vesting of Parent Options, in each case, outstanding as of September 2, 2016, and (B) there have been no issuances by Parent of options, warrants, other rights to acquire shares in the capital of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock.

(iii) No Subsidiary of such Party owns any shares of capital stock of such Party. Except for its interests in its Subsidiaries, such Party does not own, directly or indirectly, any capital stock of, or other equity interests in, any person of a type and size that will require a filing with any Governmental Entity in connection with the Merger. There are no bonds, debentures, notes or other Indebtedness of such Party or any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”), in the case of the Company, or on which holders of Parent Common Stock may vote (“Voting Parent Debt”), in the case of Parent. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the date of this Agreement, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which such Party or any of its Subsidiaries is a party or by which any of them is bound (A) obligating such Party or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, such Party or of any of its Subsidiaries, or any Voting Company Debt (in the case of the Company) or Voting Parent Debt (in the case of Parent), (B) obligating such Party or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or to declare or pay any dividend or distribution or (C) giving any Person the right to subscribe for or acquire any securities of such Party or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock (in the case of the Company) or Parent Common Stock (in the case of Parent) or otherwise based on the performance or value of shares of capital stock of such Party or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of such Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than (1) pursuant to the Benefit Plans of Parent or the Company, as applicable, or (2) options, warrants or other rights to acquire shares of capital stock of, or other equity interest in, such Party or any such Subsidiary described above.

(iv) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of such Party or any of the Subsidiaries of such Party, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c) Corporate Authority; Approval and Opinions of Financial Advisors.

(i) Such Party has all requisite corporate power and authority and, other than, in the case of Parent, the approval of each of the Bylaw Amendment and the issuance of shares of Parent Common Stock pursuant to this Agreement by the holders of shares of Parent Common Stock representing a majority of the votes cast on such matter at a meeting of Parent’s shareholders duly called and held for such purpose (together, the “Requisite Parent Vote”), and in the case of the Company, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a meeting of the Company’s stockholders duly called and held for such purpose (the “Requisite Company Vote”), has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each of the other Parties, constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms.

(ii) In the case of the Company, the Company Board has, as of the date of this Agreement and subject to the terms hereof, (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend adoption of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (C) received separate opinions of each of BMO Capital Markets Corp. and Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock.

(iii) In the case of Parent, the Parent Board has, as of the date of this Agreement and subject to the terms hereof, (A) determined that the Merger is in the best interests of Parent and Merger Sub, authorized and approved this Agreement and resolved to recommend approval of the Parent Common Stock issuance in connection with the Merger and the Bylaw Amendment to the holders of shares of Parent Common Stock (the “Parent Recommendation”), (B) directed that the issuance of the shares of Parent Common Stock to be issued in connection with the Merger and the Bylaw Amendment be submitted to the holders of shares of Parent Common Stock for their approval and (C) received the opinions of (i) Credit Suisse Securities (Canada), Inc. addressed to Parent to the effect that, as of the date of the meeting of the Parent Board at which this Agreement was approved by the Parent Board, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Parent Canadian Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to Parent and (ii) RBC Dominion Securities Inc., addressed to Parent to the effect that, as of the date of the meeting of the Parent Board at which this Agreement was approved by the Parent Board, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio in the Parent Canadian Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to Parent.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to the DGCL (in the case of the Company) and pursuant to the Canada Business Corporations Act (in the case of Parent), (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations thereunder (the “Competition Act (Canada)”), the Canada Transportation Act (Canada), 1996, c.10, the Exchange Act, the Securities Act and applicable Canadian Securities Laws, as applicable, (C) required to be made with or by the New York Stock Exchange (the “NYSE”) and with the Toronto Stock Exchange (the “TSX”), as applicable, (D) state or provincial securities Laws, public utility Laws and “blue sky” Laws and (E) the CFIUS Notice (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by such Party with, nor are any required to be obtained by such Party from, any U.S., Canadian, foreign or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity of any nature (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Merger and the other transactions contemplated by this Agreement, or, in the case of Parent, in connection with the continuing operation of Parent or the Surviving Corporation following the Effective Time.

(ii) Subject to obtaining the Requisite Parent Vote and the Requisite Company Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate or articles of incorporation or bylaws of such Party or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any oral or written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, other than any Benefit Plan, a “Contract”) binding upon such Party or any of its Subsidiaries and that is reasonably likely to require, during the remaining term of such Contract (or group of related Contracts) annual payments to or receipts of more than $60,000,000, or (C) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with (and approvals with respect to) the matters referred to in this Section 4.2(d), a breach or violation of any Law to which such Party or any of its Subsidiaries is subject.

(e) Reports; Internal Controls.

(i) Such Party and its Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by them with the SEC pursuant to the Exchange Act or the Securities Act and with applicable Canadian Securities Regulators, as applicable, since December 31, 2013 (the forms, statements, reports and documents so filed or furnished by such Party, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (or if amended, as of the date of such amendment), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable Canadian Securities Laws, as applicable, and any rules and regulations promulgated thereunder applicable to the Reports. As of their respective dates (or, if amended, as of the date of such amendment), such Party’s Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Such Party maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. In the case of Parent, Parent maintains disclosure controls and procedures required by published rules and regulations of the Canadian Securities Regulators. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by such Party is recorded and reported on a timely basis to the individuals responsible for the preparation of the Party’s and its Subsidiaries’ filings with the SEC and with the Canadian Securities Regulators, as applicable, and other public disclosure documents.

(iii) Such Party maintains a system of internal control over financial reporting that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(iv) Such Party has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to its auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of the date of its most recent audited financial statements, neither such Party nor its auditors had identified any significant deficiencies or material weaknesses in its internal controls and, as of the date of this Agreement, to the Knowledge of such Party, nothing has come to its attention that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls.

(f) Financial Statements. Each of the consolidated balance sheets, in the case of the Company, and each of the consolidated statements of financial position, in the case of Parent, included in or incorporated by reference into the Reports of such Party (including the related notes and schedules) fairly presents the consolidated financial position of such Party and its consolidated Subsidiaries as of its date, and each of the consolidated statements of comprehensive income, equity, and cash flows, in the case of the Company, and each of the consolidated statements of comprehensive income, changes in equity, and cash flows, in the case of Parent, included in or incorporated by reference into such Party’s Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings (loss) and changes in financial position of such Party and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that will not be material in amount or effect and to any other adjustments described in the notes thereto), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC or Canadian Securities Regulators.

(g) Absence of Certain Changes or Events. (i) From December 31, 2015 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) since December 31, 2015, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party.

(h) Litigation and Liabilities.

(i) Other than as a result of the transactions contemplated by this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries.

(ii) Except for those liabilities that are reflected or reserved against in such Party’s consolidated statements of financial position or consolidated balance sheets (and the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement and for liabilities incurred in the ordinary course of business since June 30, 2016, neither such Party nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required under GAAP to be reflected in a consolidated statement of financial position or consolidated balance sheet of such Party and its Subsidiaries.

(iii) As of the date of this Agreement, neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity.

(i) Employee Benefits.

(i) Section 4.2(i)(i) of the Company Disclosure Letter and Section 4.2(i)(i) of the Parent Disclosure Letter set forth an accurate and complete list of each material Benefit Plan of the Company and Parent, respectively, and separately identifies each material Benefit Plan that is maintained primarily for the benefit of persons outside of the United States (a “Non-U.S. Benefit Plan”).

(ii) With respect to each material Benefit Plan, each Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (A) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (B) a written description of such Benefit Plan if such plan is not set forth in a written document, (C) the most recently prepared actuarial report, (D) an estimate of current unfunded liabilities under any Benefit Plan that provides pension or post-employment medical, disability, life insurance or other welfare benefits, and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Benefit Plan.

(iii) (A) Each Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), and Non-U.S. Benefit Plan, has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (B) all contributions or other amounts payable by the Company or Parent or any of their respective Subsidiaries, as applicable, with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and (C) there are no pending or, to the Knowledge of the applicable Party, threatened claims (other than routine claims for benefits) or proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries.

(iv) With respect to each material ERISA Plan, such Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (A) the most recent summary plan description together with any summaries of all material modifications thereto, (B) the most recent Internal Revenue Service (“IRS”) determination or opinion letter and (C) the most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(v) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of such Party, nothing has occurred that would adversely affect the qualification or tax exemption of any such ERISA Plan.

(vi) With respect to each ERISA Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (C) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by such Party or its Subsidiaries; and (D) no notice of intent to terminate any Benefit Plan has been filed and no amendment to treat any Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the PBGC or otherwise) to treat any Benefit Plan as terminated. No Controlled Group Liability has been incurred by such Party or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to such Party or its ERISA Affiliates of incurring any such liability.

(vii) Except as required by applicable Law, (A) no material Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or Parent or any of their respective Subsidiaries has any obligation to provide such benefits, and (B) to the extent such Party or any of its Subsidiaries sponsors, contributes or otherwise has an obligation under any such material Benefit Plan in which current Employees in the United States are eligible to participate, such Party or its applicable Subsidiary has pursuant to the written terms of the applicable Benefit Plan document reserved the right to amend, terminate or modify at any time each such Benefit Plan with respect to such current Employees. The Company shall, not later than sixty days after the date hereof, provide Parent with a list of any such material Benefit Plans (other than those described in clause (B) above) with respect to which the Company or its applicable Subsidiary has not, pursuant to the written terms of the applicable Benefit Plan document, reserved the right to amend, terminate or modify at any time such Benefit Plan.

(viii) Neither such Party nor any of its ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(ix) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will, either alone or in combination with another event, (A) entitle any Employee to severance pay or any material increase in severance pay, (B) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Employee, (C) cause such Party to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (D) otherwise give rise to any material liability under any Benefit Plan, or (E) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.

(x) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, result in the payment of any amount that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xi) Neither the Company nor Parent nor any of their respective Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(xii) Each Non-U.S. Benefit Plan has been established, administered, operated, funded, invested and maintained in compliance in all material respects with its terms and applicable Law, and all such plans that are intended or required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law. All required contributions and premiums to be made under each Non-U.S. Benefit Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Benefit Plan or by applicable Law). There are no pending or, to the Knowledge of such Party, claims (other than routine claims for benefits) or proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Non-U.S. Benefit Plans or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries, as applicable.

(xiii) With respect to each material Non-U.S. Benefit Plan that is (or that, on registration, would be) a “registered pension plan” within the meaning of subsection 248(1) of the ITA (each, a “Canadian Pension Plan”), (A) such Party has made available to the other Party prior to the date of this Agreement, to the extent applicable, accurate and complete copies of the most recent actuarial valuation report and financial statements (audited, where required, by applicable Law); (B) no order has been made or notice given pursuant to any applicable Law requiring (or proposing to require) a Party or any of its Subsidiaries to take (or refrain from taking) any action in respect of any Canadian Pension Plan, and no event has occurred and no condition or circumstance exists that has resulted or would reasonably be expected to result in any Canadian Pension Plan (1) being ordered or required to be terminated or wound-up in whole or in part, (2) have its registration under any applicable Law refused, revoked or made revocable, (3) being placed under the administration of any trustee or any Governmental Entity, or (4) being required to pay any material taxes or penalties under any applicable Law; (C) if such Canadian Pension Plan contains a “defined benefit provision” as defined in subsection 147.1(1) of the ITA, to the Knowledge of such Party, no event has occurred, excluding changes in actuarial assumptions, discount rates and market values of assets, that is reasonably likely to have resulted in a material increase in the unfunded liability of any such plan from the unfunded liabilities contained in the most recent actuarial valuation report; and (D) if such Canadian Pension Plan is a “multi-employer pension plan” (within the meaning of subsection 2(1) of the Pension Benefits Standards Act, 1985 (Canada)) or is a similarly defined arrangement under applicable pension standards Laws of a province, neither Party nor any of its respective Subsidiaries have any actual or contingent obligation with respect to such plan other than an obligation (x) to provide information to the administrator, and (y) to make contributions at a rate fixed in the applicable collective bargaining agreement, trust agreement, participation agreement or similar agreement.

(xiv) Each Non-U.S. Benefit Plan is registered where required by applicable Law (including registration with the relevant taxation authorities) where such registration is required to qualify for Tax exemption or other beneficial Tax status.

(j) Labor Matters.

(i) Section 4.2(j)(i) of the Company Disclosure Letter and Section 4.2(j)(i) of the Parent Disclosure Letter, as applicable, sets forth any material collective bargaining agreement, employee association agreement or other material agreement with a labor union or similar organization with such Party and its Subsidiaries, as applicable. To the Knowledge of such Party, as of the date of this Agreement, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations, labor unions or employee associations, to organize any employees of such Party or any of its Subsidiaries.

(ii) As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of such Party, threatened in writing. Such Party and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment standards, human rights, pay equity, employment equity, workers’ compensation, employment and employment practices, terms and conditions of employment, wages and hours, privacy, employer health tax, classification of independent contractors and occupational safety and health. None of such Party or any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(k) Title to Assets. Such Party or one of its Subsidiaries has good and valid title to all material tangible assets owned by such Party or any of its Subsidiaries as of the date of this Agreement, or good and valid leasehold interests in all material tangible assets leased or subleased by such Party or any of its Subsidiaries as of the date of this Agreement, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business. All such assets, other than assets in which such Party or any of its Subsidiaries have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

(l) Real Property.

(i) Each Contract under which such Party or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (each, in the case of the Company or any of its Subsidiaries, a “Company Real Property Lease”, and in the case of Parent or any of its Subsidiaries, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by such Party or any of its Subsidiaries (collectively, including the improvements thereon, in the case of the Company or any of its Subsidiaries, “Company Leased Real Property”, and in the case of Parent or any of its Subsidiaries, “Parent Leased Real Property”) is valid and binding on such Party or the Subsidiary thereof party thereto, and, to the Knowledge of such Party, each other party thereto. Neither such Party nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) by such Party or its Subsidiaries in the operation of their business thereon. There is no uncured default by such Party or any of its Subsidiaries under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent) or, to the Knowledge of such Party, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such Party or any of its Subsidiaries or, to the Knowledge of such Party, by any other party thereto. As of the date of this Agreement, neither such Party nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of such Party, no termination or cancelation is threatened, under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent).

(ii) Such Party or one of its Subsidiaries has good and valid title to all material real property currently owned by such Party or any of its Subsidiaries (collectively, in the case of the Company, “Company Owned Real Property”, and in the case of Parent, “Parent Owned Real Property”) and such Party and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property (in the case of the Company) and in the Parent Leased Real Property (in the case of Parent), in each case free and clear of all Liens (other than Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Company Owned Real Property (in the case of the Company) and to the purchase of Parent Owned Real Property (in the case of Parent) and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business).

(iii) Such Party and its Subsidiaries have such consents, easements, rights-of-way, permits and licenses from each person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in substantially the same manner as currently conducted, and subject to the limitations, qualifications, reservations and encumbrances contained or described, in any of such Party’s Reports filed prior to the date hereof. Such Party and its Subsidiaries have fulfilled and performed all their respective material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.

(m) Investment Company Act. In the case of the Company, the Company is not, and immediately after the Closing, assuming no action has been taken by Parent as of such time with respect to the Company, will not be, an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). In the case of Parent, Parent is not, and, assuming the accuracy of the Company’s representation in the immediately preceding sentence, immediately after the Closing will not be, an “investment company” as defined in the Investment Company Act.

(n) Compliance with Laws; Licenses.

(i) The businesses of such Party and its Subsidiaries have not been during the past three years, and are not being, conducted in violation of any applicable law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, directive, license or permit enacted, issued, promulgated, enforced or entered by any Governmental Entity (collectively, “Laws”).

(ii) Except with respect to regulatory matters covered by Section 6.6, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing. Such Party has not received any notice or communication of any material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement.

(iii) Such Party and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, permissions, qualifications and registrations and orders of all Governmental Entities necessary for such Party and its Subsidiaries to own, lease and operate their properties and assets and to carry on their respective businesses as presently conducted (in the case of the Company and its Subsidiaries, the “Company Permits” and in the case of Parent and its Subsidiaries, the “Parent Permits”). All Company Permits and all Parent Permits, as applicable, of such Party and its Subsidiaries, are valid and in full force and effect. Such Party and each of its Subsidiaries is in compliance with the terms and requirements of such Company Permits (in the case of the Company) and such Parent Permits (in the case of Parent). No Company Permits or Parent Permits shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

(o) Takeover Statutes. Assuming the approval of the Parent Board and the Company Board (as applicable) of this Agreement, the Merger and the other transactions contemplated hereby and the accuracy of Parent’s representations set forth in Section 4.2(x), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in such Party’s or any of its Subsidiaries certificate or articles of incorporation or bylaws or similar organizational documents is applicable to the shares of Parent Common Stock and Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

(p) Environmental Matters. (i) Such Party and its Subsidiaries have complied at all times since January 1, 2011 with all applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by such Party or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (iii) neither such Party nor any of its Subsidiaries has received since January 1, 2011 any notice, demand, letter, claim or request for information alleging that such Party or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (iv) neither such Party nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party that imposes any current or future obligations under any Environmental Law.

(q) Tax Matters.

(i) Such Party and each of its Subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are required to be paid by any of them (including Taxes required to be withheld from payments to third parties) except, in each case of clause (A) or (B), for Taxes being contested in good faith or for which adequate reserves have been established, in accordance with GAAP, in the financial statements included in such Party’s Reports; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension will be in effect after the Closing Date.

(ii) No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against such Party or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of such Party or any of its Subsidiaries.

(iii) In the last five years, neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any income or franchise Tax Return that was not filed.

(iv) Such Party has made available to the other Party prior to the date of this Agreement true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements that will bind such Party after the Closing Date.

(v) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any (A) agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) customary Tax indemnification provisions in commercial agreements not primarily related to Taxes).

(vi) Neither such Party nor any of its Subsidiaries has any liability for Taxes of any person (other than such Party or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(vii) Neither such Party nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(viii) Neither such Party nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix) After due inquiry and consultation with its counsel, neither such Party nor any of its Subsidiaries is aware of the existence of any fact that would reasonably be expected to (A) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (B) result in gain being recognized pursuant to Section 367(a)(1) by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), or (C) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

(r) Intellectual Property. To the Knowledge of such Party, such Party and its Subsidiaries own or have sufficient valid and enforceable rights to use all Intellectual Property used or intended to be used in, or necessary for the operation of, their respective businesses. To the Knowledge of such Party, the operation of the respective businesses of such Party or any of its Subsidiaries does not infringe upon, misappropriate or violate any Intellectual Property of any other Person as of the date of this Agreement. Such Party and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets and other confidential information owned by such Party and its Subsidiaries and all confidential information of any Person to whom such Party or any of its Subsidiaries owes a confidentiality obligation.

(s) Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers and provide coverage in such amounts and against such risks as such Party reasonably believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Each Insurance Policy maintained by such Party or any of its Subsidiaries is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any such Insurance Policy.

(t) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to such Party’s Reports, as of the date of this Agreement, Section 4.2(t) of the Company Disclosure Letter or Section 4.2(t) of the Parent Disclosure Letter, as applicable, sets forth all of the following Contracts to which such Party or any of its Subsidiaries is a party or bound:

(A) any Contract (other than a future contract, option contract or other derivative transaction) that cannot be terminated on less than 90 days’ notice without material payment or penalty and that is reasonably likely to require, during the remaining term of such Contract, annual payments to or from such Party and its Subsidiaries of more than $60,000,000, other than Contracts of the type described in Section 4.2(t)(i)(C) and Section 4.2(t)(i)(F);

(B) any future contract, option contract or other derivative transaction relating to the supply or price of natural gas, crude oil or natural gas liquids that has a term of longer than 90 days and a notional value greater than $60,000,000 (excluding any such future contract, option contract or other derivative transaction entered into by the local distribution company businesses of such Party and its Subsidiaries for the benefit of customers);

(C) any gas, crude oil or natural gas liquids transportation contract that is reasonably expected to result in future payments by such Party or any of its Subsidiaries in excess of $60,000,000 in any one-year period (excluding any such contract entered into by the local distribution company businesses of such Party and its Subsidiaries for the benefit of customers);

(D) any Contract expressly limiting or restricting (or purporting to limit or restrict) the ability of such Party or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, other than Contracts of the type described in Section 4.2(t)(i)(F);

(E) any partnership, limited liability company, joint venture or other similar agreement relating to the formation, creation, management or control of any partnership or joint venture that is significant to such Party;

(F) any Contract (other than solely among Subsidiaries of such Party) relating to Indebtedness in excess of $230,000,000 (excluding Indebtedness incurred to fund the purchase of natural gas storage inventory in the ordinary course of business);

(G) any acquisition agreement that contains “earn-out” or other similar contingent payment obligations that would reasonably be expected to result in future payments by such Party or any of its Subsidiaries in excess of $60,000,000;

(H) any “non-compete,” or similar agreement that restricts or purports to restrict (or, after the Closing, would restrict Parent or any of its Subsidiaries), in any material respect, the geographic area in which such Party or any of its Subsidiaries may conduct any material line of business;

(I) other than agreements described in Section 4.2(t)(i)(A), Section 4.2(t)(i)(B) and Section 4.2(t)(i)(C), any Contract entered into since December 31, 2013 relating to the disposition or acquisition by such Party or any of its Subsidiaries of capital stock, business, assets or properties for an amount of cash (or value of non-cash consideration) in excess of $230,000,000; and

(J) any material Contract, other than Contracts for transportation services to be provided for Federal Energy Regulation Commission-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of such Party (or would, after the Closing, restrict the business of Parent or its Subsidiaries) in a material manner (each Contract constituting any of the foregoing types of Contract described in clauses (A) – (I) above and this clause (J), and including all amendments, exhibits and schedules to each such Contract from time to time, is referred to in this Agreement as a “Material Contract”). Notwithstanding anything in this Agreement to the contrary, no Contract related to capital projects, including Contracts with vendors, suppliers and other similar commercial parties related thereto, shall be deemed a “Material Contract”.

(ii) Except for expirations in the ordinary course of business in accordance with the terms of such Material Contract, each Material Contract to which such Party or any of its Subsidiaries is a party, or by which any of them are bound, is valid and binding on such Party or its Subsidiaries, and, to the Knowledge of such Party, each other party thereto, and is in full force and effect. There is no default under any such Material Contracts by such Party or its Subsidiaries, or to the Knowledge of such Party, any other party thereto.

(u) Brokers and Finders. Neither such Party nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that (i) the Company has engaged BMO Nesbitt Burns Inc. and Citigroup Global Markets Inc. as its financial advisors and (ii) Parent has engaged Credit Suisse Securities (Canada), Inc. and RBC Dominion Securities Inc. as its financial advisors.

(v) Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party), or other Persons on the other hand, that would be required to be disclosed by such Party under Item 404 of Regulation S-K under the Securities Act or, in the case of Parent, that would be considered a “related party transaction” pursuant to Canadian Securities Laws.

(w) Information Supplied.

(i) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in Parent’s Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Proxy/Prospectus will, at the date the Proxy/Prospectus is mailed to stockholders of the Company or at the time of the meeting of stockholders of the Company to be held in connection with the Merger (the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Management Information Circular relating to the meeting of Parent’s shareholders to be held in connection with the Merger will, at the date the Management Information Circular is mailed to shareholders of Parent or at the time of the meeting of shareholders of Parent to be held in connection with the Merger (the “Parent Shareholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) No representation or warranty is made by such Party with respect to information or statements made or incorporated by reference in the Registration Statement, the Proxy/Prospectus or the Management Information Circular based on information regarding the other Party or the other Party’s Affiliates supplied by or on behalf of the other Party or the other Party’s Affiliates for inclusion or incorporation by reference therein.

(x) Ownership of Party Stock. In the case of Parent, none of Parent or any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Company Common Stock (other than those shares acquired by Parent pursuant to the Parent Canadian Offer), or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement and the Parent Canadian Offer) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock. In the case of the Company, none of the Company or any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Parent Common Stock, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Parent Common Stock.

(y) First Nation Matters. (i) There are no First Nations Claims or other proceedings pending or, to the Knowledge of such Party, threatened orally or in writing against such Party or any of its Subsidiaries; and (ii) such Party and its Subsidiaries have not entered into any written or oral agreements with any First Nation to provide benefits, pecuniary or otherwise, offered First Nations any benefits with respect to any project at any stage of development, pipeline or any site operated by such Party of any of its Subsidiaries or engaged in discussions, negotiations or similar communications with any First Nations regarding the foregoing or otherwise in relation to any project, pipeline or any site operated by such Party or any of its Subsidiaries.

(z) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article IV and Article V, none of Parent, the Company and any other Person makes any express or implied representation or warranty with respect to the Company, Parent or their respective Subsidiaries, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and each Party hereby expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, and except for the representations and warranties made by such Party in this Article IV and Article V, neither Party nor any other Person makes or has made any representation or warranty to the other Party or any of such other Party’s Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses or (ii) any oral or written information made available to the other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.2(z) shall limit a Party’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by the other Party in this Article IV or Article V.

ARTICLE V

Representations and Warranties of Merger Sub

5.1. Representations and Warranties of Merger Sub. Notwithstanding anything to the contrary in Section 4.2(z), Merger Sub hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Capitalization. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and non-assessable and are owned directly by Parent free and clear of any Lien. Prior to the Effective Time, the authorized capital stock of Merger Sub shall consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 1,000 shares of preferred stock, par value $0.001 per share. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) Corporate Authorization. Merger Sub has all requisite corporate power and authority and, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms.

(d) Non-contravention. The execution, delivery and performance of this Agreement by Merger Sub does not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Merger Sub.

(e) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article V and Article IV, neither Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Merger Sub, or any of its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Merger Sub hereby expressly disclaims any such other representations or warranties. Notwithstanding the foregoing, nothing in this Section 5.1(e) shall limit the Company’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by Merger Sub in this Article V.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company and Parent, each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent or the Company, as applicable, shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), its business and its Subsidiaries’ businesses shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except as (1) otherwise expressly contemplated or required by this Agreement, (2) required by applicable Law or (3) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as (A) required or expressly contemplated by this Agreement, (B) other than (I) with respect to the restrictions set forth in Sections 6.1(a)(i), 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vii), 6.1(a)(viii), 6.1(a)(ix), 6.1(a)(x) and 6.1(a)(xi) in each case with respect to the Company and (II) with respect to Section 6.1(a)(vii) with respect to Spectra Energy Partners, LP, as contemplated by the Company CapEx Plan, or as may be necessary to execute capital projects consistent with the Company CapEx Plan, or required by the terms of any Material Contract set forth on Section 4.2(t) of the Company Disclosure Letter or any Material Contract filed as an exhibit to the Company’s Reports as of the date hereof, in each case as it relates to the Company and its Subsidiaries, (C) other than (I) with respect to the restrictions set forth in Sections 6.1(a)(i), 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(vii), 6.1(a)(viii), 6.1(a)(ix), 6.1(a)(x) and 6.1(a)(xi) in each case with respect to Parent and (II) with respect to Section 6.1(a)(vii) with respect to Enbridge Income Fund, Enbridge Energy Partners, L.P. and Midcoast Energy Partners, L.P., as contemplated by the Parent CapEx Plan, or as may be necessary to execute capital projects consistent with the Parent CapEx Plan, or required by the terms of any Material Contract set forth on Section 4.2(t) of the Parent Disclosure Letter or any Material Contract filed as an exhibit to Parent’s Reports as of the date hereof, in each case as it relates to Parent and its Subsidiaries, (D) required by applicable Law, (E) required by any Benefit Plan or collective bargaining agreement, (F) as approved in writing by the Company or Parent (as applicable) (such approval not to be unreasonably withheld, conditioned or delayed) or (G) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries, each Party, on its own account, will not and will cause its Subsidiaries not to:

(i) amend its certificate or articles of incorporation or bylaws or comparable governing documents other than amendments that solely effect ministerial changes to such documents and that would not adversely affect the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii) except for any transactions among or solely involving a Party’s wholly owned Subsidiaries or among wholly owned Subsidiaries of a Party’s Subsidiaries, merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its material assets, operations or businesses;

(iii) acquire assets or businesses, whether by merger, consolidation, purchase or otherwise, from any other Person with a fair market value or purchase price in excess of $150,000,000 individually or $300,000,000 in the aggregate in any transaction or series of related transactions, other than (A) acquisitions of assets in the ordinary course of business or (B) transactions solely between or among (x) (1) the Company and any of its wholly owned Subsidiaries or (2) wholly owned Subsidiaries of a Company Subsidiary and such Company Subsidiary or (y) (1) Parent and any of its wholly owned Subsidiaries or (2) wholly owned Subsidiaries of a Parent Subsidiary and such Parent Subsidiary;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock (or equity interests) or of any of its Subsidiaries (other than the issuance of shares (or equity interests) (A) by any of its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or by any wholly owned Subsidiaries of a Party’s Subsidiary to such Subsidiary or another wholly owned Subsidiary of such Subsidiary or (B) in respect of equity-based awards outstanding as of the date of this Agreement or subsequently issued in accordance with this Agreement, in each case in accordance with their terms and the plan documents), or securities convertible or exchangeable into or exercisable for any shares of such capital stock (or equity interests), or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any encumbrance on any assets of such Party or any of its Subsidiaries having a value in excess of $50,000,000 individually or $200,000,000 in the aggregate that is not incurred in the ordinary course of business on any such assets of such Party or any of its Subsidiaries;

(vi) except in the ordinary course of business, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than (A) to or from the Company and any of its wholly owned Subsidiaries or to or from any wholly owned Subsidiaries of a Subsidiary of the Company and such Subsidiary or (B) to or from Parent and any of its wholly owned Subsidiaries or to or from any wholly owned Subsidiaries of a Subsidiary of Parent and such Subsidiary, as applicable) in excess of $20,000,000 individually or $80,000,000 in the aggregate;

(vii) (x) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) dividends or distributions by a wholly owned Subsidiary or by a wholly owned Subsidiary of a Subsidiary to another wholly owned Subsidiary or to such Subsidiary, (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (C) regular cash dividends made by Parent or any of its Subsidiaries with customary record and payment dates not in excess of the amounts for the applicable entity set forth in Section 6.1 of the Parent Disclosure Letter, and (D) regular cash dividends made by the Company or its Subsidiaries with customary record and payment dates not in excess of the amounts for the applicable entity set forth in Section 6.1 of the Company Disclosure Letter or (y) modify in any material respect its dividend policy;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or equity interests) or securities convertible or exchangeable into or exercisable for any shares of its capital stock (or equity interests), other than with respect to (A) the capital stock or other equity interests of a wholly owned Subsidiary of the Company or Parent, as applicable, (B) the acquisition of shares of

Company Common Stock or Parent Common Stock by the Company or Parent, respectively, that are tendered by holders of equity-based awards to satisfy the obligations to pay the exercise price or Tax withholding obligations with respect to such awards, and (C) the acquisition by the Company or Parent of equity-based awards in connection with the forfeiture of such awards;

(ix) sell, “drop-down”, transfer, lease, divest or otherwise dispose of, whether by merger, consolidation, sale or otherwise, any assets, business or a division of any business with a value in excess of $150,000,000 individually or $300,000,000 in the aggregate, other than (A) transactions solely between or among (x) the Company and any of its wholly owned Subsidiaries or (y) Parent and any of its wholly owned Subsidiaries, (B) in connection with services provided in the ordinary course of business, or (C) sales of obsolete assets;

(x) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the ordinary course of business not to exceed $250,000,000 individually or $500,000,000 in the aggregate, (B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to Parent than the Indebtedness being replaced, (C) guarantees of Indebtedness of its wholly owned Subsidiaries otherwise incurred in compliance with this Section 6.1(a)(x) or (D) Indebtedness incurred by Parent owed to any of its wholly owned Subsidiaries or by any of Parent’s wholly owned Subsidiaries and owed to Parent or any of its wholly owned Subsidiaries, or by the Company owed to any of its wholly owned Subsidiaries or by any of the Company’s wholly owned Subsidiaries and owed to the Company or any of its wholly owned Subsidiaries;

(xi) except to the extent not exceeding the amount provided by the Company capital expenditure plan set forth in Section 6.1(a)(xi) of the Company Disclosure Letter (the “Company CapEx Plan”), as it relates to the Company, or Parent’s capital expenditures plan set forth in Section 6.1(a)(xi) of the Parent Disclosure Letter (the “Parent CapEx Plan”), as it relates to Parent, make or authorize any payment of, or accrual or commitment for, capital expenditures, except (A) any such expenditure to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of such Party or its Subsidiaries, or (B) expenditures that the Company or Parent reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that the Company or Parent, as applicable, will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(xii) other than in the ordinary course of business, (A) enter into any Contract (other than any Contract that is expressly permitted or contemplated to be entered into by this Agreement) that would have been a Material Contract had it been entered into prior to this Agreement, (B) materially amend, modify, supplement, waive, terminate, assign, convey or otherwise transfer, in whole or in part, any Material Contract, or (C) forgive, compromise, cancel, modify or waive any debts or claims held by it or waive any rights having in each case of this clause (C) a value in excess of $100,000,000 individually or $300,000,000 in the aggregate;

(xiii) other than in the ordinary course of business, settle any action, suit, claim, hearing, arbitration, investigation or other proceedings for an amount in excess of $75,000,000 individually or $150,000,000 in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity that would restrict in a material respect the future activity or conduct of such Party or any of its Subsidiaries;

(xiv) make any changes with respect to financial accounting policies or procedures, except as required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or Law, including pursuant to SEC rule or policy;

(xv) other than in the ordinary course of business, make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved or accrued on such Party’s most recent consolidated balance sheet included in such Party’s Reports, or surrender any right to claim a refund of a material amount of Taxes;

(xvi) other than in the ordinary course of business or in accordance with the terms and regular expiration thereof, terminate or permit any material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent) to lapse or fail to apply on a timely basis (subject to any cure periods) for any renewal of any renewable material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent);

(xvii) other than in the ordinary course of business or on account of changes in the insurance industry generally in the United States or Canada, make or agree to any material changes to be made to any insurance policies so as to materially affect the insurance coverage of the Party or its Subsidiaries or assets following the Effective Time;

(xviii) increase or change the compensation or benefits payable to any Employee other than in the ordinary course of business and consistent with past practice, except that, notwithstanding the foregoing, neither Party shall (A) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, under any Company Benefit Plan or Parent Benefit Plan, as applicable, (B) grant any transaction or retention bonuses, (C) increase or change the compensation or benefits payable to any executive officer, (D) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, or (E) increase or change the severance terms applicable to any Employee; or

(xix) agree, authorize or commit to do any of the foregoing actions prohibited by clauses (i) through (xvi) of this Section 6.1(a).

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Parent and the Company shall not take or permit any of their respective Subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger.

(c) Notwithstanding anything to the contrary in this Agreement, a Party’s obligations under Section 6.1(a) to take an action or not to take an action, or to cause its Subsidiaries to take an action or not to take an action, shall, with respect to any entities (and their respective subsidiaries) controlled by such Party, or in which such Party otherwise has a voting interest, but that are not wholly owned Subsidiaries of such Party or have public equity holders, only apply (i) to the extent permitted by the organizational documents and governance arrangements of such entity and its subsidiaries, (ii) to the extent a Party is authorized and empowered to bind such entity and its subsidiaries and (iii) to the extent permitted by the Party’s or its Subsidiaries’ duties (fiduciary or otherwise) to such entity and its subsidiaries or any of its equity holders.

(d) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Nothing in this Agreement, including any of the actions, rights or restrictions set forth in this Agreement, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any federal, state, provincial, local or foreign court or Governmental Entity with jurisdiction over enforcement of any Antitrust Laws (any such Governmental Entity, a “Governmental Antitrust Entity”) or applicable Law.

6.2. Acquisition Proposals; Change of Recommendation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by this Section 6.2, the Company and Parent each shall not, and none of its respective Subsidiaries nor any of its respective directors and officers shall, and the Company and Parent shall each instruct its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); or

(iii) provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.2(a) or Section 6.2(g), prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal (that did not result from such Party’s breach of Section 6.2(a) in any material respect), the Company (including its Subsidiaries and their respective directors, officers and Representatives) or Parent (including its Subsidiaries and their respective directors, officers and Representatives), as applicable, may:

(i) contact such Person or group of Persons solely to clarify the terms and conditions thereof;

(ii) provide information in response to a general or specific request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such non-public information has previously been made available to, or is made available to, Parent or the Company, as applicable, prior to or concurrently with the time such non-public information is made available to such Person and that, prior to furnishing any such non-public information, the Company or Parent, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive in the aggregate to the other Party than the terms in the Confidentiality Agreement are on Parent or the Company, as applicable (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal); and

(iii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

only if, prior to taking any action described in clause (ii) or (iii) above, the Company Board or the Parent Board, as applicable, determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) The Company and Parent each shall promptly (and, in any event, within 24 hours) give notice to the other Party if (i) any inquiries, proposals or offers constituting an Acquisition Proposal are received by the Company or Parent (as applicable), (ii) any initial request for information in connection with any Acquisition Proposal received by the Company or Parent (as applicable), or (iii) any initial request for discussions or negotiations with respect to an Acquisition Proposal is received by the Company or Parent, as applicable, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements), and thereafter shall keep the other Party reasonably informed, on a reasonably current basis of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any material change in its intentions as previously notified.

(d) Except as permitted by Section 6.2(e) and Section 6.2(f), the Parent Board (including any committee thereof) or the Company Board (including any committee thereof), as applicable, shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation or the Parent Recommendation, as applicable, with respect to the Merger in a manner adverse to Parent or the Company, as applicable; or

(ii) approve, adopt or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clause (i) and this clause (ii), a “Change of Recommendation”).

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation if the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with outside counsel and its financial advisor and in compliance with this Section 6.2, that, as a result of a Superior Proposal or an Intervening Event, failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation in response to a Superior Proposal or Intervening Event, as applicable, may not be made unless and until the Company or Parent, as applicable, has given Parent or the Company, as applicable, written notice of such action four Business Days in advance, such notice to comply in form, substance and delivery with the provisions of Section 6.2(c) and Section 9.6 of this Agreement, setting forth in writing that the Company Board or the Parent Board, as applicable, intends to consider whether to take such action and the basis therefor. After giving such notice and prior to effecting such Change of Recommendation in connection with a Superior Proposal or Intervening Event, as applicable, the Company or Parent, as applicable, shall afford the other Party the opportunity to negotiate during such four Business Day period with Parent or the Company, as applicable (to the extent Parent or the Company, as applicable, wishes to negotiate) to enable such Party to propose revisions to the terms of this Agreement as would permit the Company Board or the Parent Board, as applicable, not to effect a Change of Recommendation in connection with a Superior Proposal or Intervening Event, as applicable. At the end of such four Business Day period, prior to taking action to effect a Change of Recommendation in response to a Superior Proposal or an Intervening Event, as applicable, the Company Board or Parent Board, as applicable, shall take into account any changes to the terms of this Agreement proposed by Parent or the Company, as applicable, in writing in response to such notice, and shall have determined in good faith, after consultation with its outside legal counsel, that the Superior Proposal or Intervening Event, as applicable, would continue to constitute a Superior Proposal or Intervening Event, as applicable, if the changes to the terms of this Agreement offered in writing (if any) were to be given effect and that the failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law. Any material amendment to any Acquisition Proposal (including any change in the amount or form of consideration) will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(e), except that references to four Business Days shall be deemed to be references to three Business Days (provided that the initial notice period provided for above shall not be less than four Business Days).

(f) Nothing contained in this Section 6.2 shall prohibit the Company or Parent, or any of their respective Subsidiaries or Representatives, from complying with their respective disclosure obligations under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation or the Parent Recommendation, as applicable, such disclosure shall be deemed to be a Change of Recommendation and Parent or the Company, as applicable, shall have the option to terminate this Agreement as set forth in Section 8.1(f) or Section 8.1(g), as applicable; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or any statement that the Company has received a proposal and is considering such proposal shall not be deemed to be a Change of Recommendation.

(g) Further to Section 6.2(a), the Company and Parent shall each promptly end any existing discussions and negotiations conducted heretofore with any Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal. Further, the Company and Parent shall each promptly terminate any physical and electronic data access previously granted to such Persons and request that any such Persons promptly return or destroy all confidential information concerning the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable.

(h) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and Parent shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided that if the Company Board or Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be likely to be inconsistent with the Company Board’s or Parent Board’s, as applicable, fiduciary duties under applicable Law, the Company or Parent, as applicable, may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board or Parent Board, as applicable, an Acquisition Proposal; provided that the waiving Party promptly advises the other Party that it is taking such action. Each Party represents and warrants to the other Parties that it has not taken any action that (i) would be prohibited by this Section 6.2(h) or (ii) but for the ability to take actions to avoid a potential breach of the Company Board’s or Parent Board’s, as applicable, fiduciary duties would have been prohibited by this Section 6.2(h), during the 60 days prior to the date of this Agreement.

6.3. Proxy/Prospectus Filing; Management Information Circular; Information Supplied.

(a) Parent and the Company shall promptly jointly prepare and file with the SEC a proxy statement relating to the Company Stockholders Meeting and a prospectus that Parent will use in the United States to offer the shares of Parent Common Stock to be issued in connection with the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, the “Proxy/Prospectus”), and Parent shall prepare and file with the SEC a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Stock to be issued in connection with the Merger will be registered pursuant to the Securities Act and which will include the Proxy/Prospectus as a part thereof (such registration statement, together with all amendments and supplements thereto, the “Registration Statement”) as promptly as practicable and in no event later than 20 Business Days after the date hereof (provided, that no Party shall be in breach of this timing obligation to the extent the delay is the result of an inability, after reasonable best efforts, to prepare required pro forma financial statements). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to promptly thereafter mail the Proxy/Prospectus to the stockholders of the Company. Parent shall also use its reasonable best efforts to satisfy, prior to the effective date of the Registration Statement, all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement.

(b) Parent shall prepare and, concurrently with the mailing of the Proxy/Prospectus to the stockholders of the Company, Parent shall (i) file with the Canadian Securities Regulators a management information circular for the purpose of seeking the approval of its shareholders of the issuance of shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment (with, subject to applicable Law, the information contained therein being consistent in all material respects with substantive information contained in the Proxy Statement/Prospectus) (the “Management Information Circular”) and (ii) mail the Management Information Circular to the shareholders of Parent.

(c) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus.

(d) The Company and Parent will cause the Proxy/Prospectus and Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent will cause the Management Information Circular to comply as to form in all material respects with applicable Law (including Securities Laws).

(e) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Management Information Circular, the Registration Statement and other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting, the issuance of the shares of Parent Common Stock in connection with the Merger and the Bylaw Amendment, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the Company’s and Parent’s stockholders/shareholders, as applicable. Each Party will include in the Proxy/Prospectus, the Management Information Circular, the Registration Statement and such other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.4. Stockholders/Shareholders Meetings.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective (and in any event within 35 days thereof), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken; provided that the Company, in reasonable consultation with Parent, may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy/Prospectus is provided to the holders of Company Common Stock within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote, (iii) to ensure that there are sufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iv) to otherwise comply with applicable Law.

(b) Parent will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene the Parent Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective and the Management Information Circular is filed with the Canadian Securities Regulators (and in any event within 35 days thereof) to consider and vote upon the approval of the issuance of shares of

Parent Common Stock in connection with the Merger and the Bylaw Amendment and to cause such vote to be taken; provided that Parent, in reasonable consultation with the Company, may adjourn or postpone the Parent Shareholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Management Information Circular is provided to the holders of Parent Common Stock within a reasonable amount of time in advance of the Parent Shareholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote, (iii) to ensure that there are sufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting or (iv) to otherwise comply with applicable Law.

(c) The Company Board shall, subject to Section 6.2, include the Company Recommendation in the Proxy/Prospectus, and Parent shall, subject to Section 6.2, include the Parent Recommendation in the Management Information Circular. Each of the Company and Parent shall take all lawful action to solicit proxies to obtain the Requisite Company Vote and the Requisite Parent Vote. The Company and Parent shall cooperate to schedule and convene such meetings on the same date and time. The Company and Parent each agrees (i) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing periodic voting reports) and (ii) to give written notice to the other Party one day prior to the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, appear to have been obtained. Notwithstanding the foregoing, if, on a date that is one Business Day prior to the date the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable, is scheduled (in either case, the “Original Date”), (A) the Company or Parent, as applicable has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus or the Management Information Circular is required to be delivered, Parent and the Company, as applicable, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable as long as the date of the Company Stockholders Meeting or the Parent Shareholders Meeting, as applicable is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of twenty days from the Original Date in reliance on the preceding sentence.

(d) Without limiting the generality of the foregoing, each of the Company and Parent agrees that its obligations to hold the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable, pursuant to this Section 6.4 shall not be affected by the making of a Change of Recommendation by the Company Board or Parent Board, as applicable, and its obligations pursuant to this Section 6.4 shall not be affected by the commencement of or announcement or disclosure of or communication to the Company or Parent, as applicable, of any Acquisition Proposal or the occurrence or disclosure of an Intervening Event as to the Company or Parent, as applicable, and further, that it shall not take action to terminate this Agreement on the grounds that such Acquisition Proposal is a Superior Proposal or with regards to such Intervening Event until such time as either the Company or Parent, as applicable, may terminate this Agreement pursuant to and in accordance with Section 8.1.

6.5. Approval of Sole Stockholder of Merger Sub. Immediately after the execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its articles of incorporation and bylaws, in its capacity as sole stockholder of Merger Sub, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver such consent to the Company promptly upon the execution thereof.

6.6. Cooperation; Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement (including this Section 6.6), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing promptly all documentation to effect all necessary notices, notifications, petitions, applications, reports and other filings (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all consents, clearances, registrations, approvals, expirations or terminations of waiting periods, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement and (iv) if agreed to by Parent and the Company, acting jointly and in good faith, obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, each Party (including on behalf of their respective Subsidiaries) agrees (i) to make appropriate submissions and filings of notification and report forms pursuant to the HSR Act and the Competition Act (Canada) with respect to the Merger as promptly as practicable and in any event within twenty-five (25) Business Days of the date of this Agreement, unless the Parties agree in writing otherwise, and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act, the Competition Act (Canada), or any other Antitrust Law and use its best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 6.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain the Competition Act (Canada) Clearance as soon as reasonably practicable (and in any event no later than the Outside Date).

(c) Each Party shall use (and shall cause their respective Subsidiaries to use) its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) promptly inform the other Parties of (and supply to the other Parties) any communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the Canadian Competition Bureau, or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger or any of the other transactions contemplated by this Agreement, (iii) permit the other Party to review in advance and give reasonable consideration to the other Party’s comments in any communication to be given by it to any Governmental Entity with respect to obtaining any clearances required under any Antitrust Law in connection with the Merger or the other transactions contemplated by this Agreement and (iv) consult with the other Party in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. Subject to the obligations in this Section 6.6, Parent shall have the right to devise and implement the strategy and timing for obtaining any clearances required under any Antitrust Law in connection with the Merger or the other transactions contemplated by this Agreement and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategy and timing. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.6 in a manner so as to preserve the applicable privilege.

(d) Parent (including on behalf of its Subsidiaries) agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Entity may assert under any Antitrust Law with respect to the Merger or the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger or the other transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the Outside Date, including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, consent agreement, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective Subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (z) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective

Subsidiaries), in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Merger or the other transactions contemplated by this Agreement under any Antitrust Law, or in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or the other transactions contemplated by this Agreement or delay the Closing beyond the Outside Date. To assist Parent in complying with its obligations set forth in this Section 6.6, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or any equity interest in any joint venture held by the Company or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that (i) the consummation of the transactions provided for in any such agreement for a Divestiture Action (a “Divestiture Agreement”) shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action) and (ii) Parent shall indemnify for and hold the Company and its Subsidiaries harmless from all costs, expenses and liabilities incurred by the Company or its Subsidiaries arising from or relating to such Divestiture Agreement (other than any of the foregoing arising from the breach by the Company or any applicable Subsidiary of such Divestiture Agreement). Notwithstanding anything to the contrary in this Section 6.6, nothing contained in this Agreement requires the Company or Parent to take, or cause to be taken, and neither the Company nor Parent shall be required to take, or cause to be taken, any Divestiture Action with respect to all or part of the Texas Eastern Transmission pipeline, the Enbridge Canadian Mainline System or the Enbridge U.S. Mainline System.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened or recommended to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use its best efforts to contest and resist any such action or proceeding (or such threat or recommendation) and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement.

(f) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.6, each of the Company and Parent agree to use their reasonable best efforts to obtain the CFIUS Clearance. Such reasonable best efforts shall include, promptly after the date hereof, making or causing to be made any draft and final CFIUS Notices required in accordance with 31 C.F.R. Part 800 and the other requirements of the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, shall prepare and submit the final CFIUS Notice, which shall in any event be made promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the Parties that it has no questions or comments. Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. §800.403(a)(3), or otherwise specified by the CFIUS staff, without the need to request an extension of time. Each of Parent and the Company shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, CFIUS, by promptly providing copies to the other Party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other Party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 6.6(e), subject to confidentiality considerations contemplated by the DPA or required by CFIUS. Such reasonable best efforts shall also include agreeing to any action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance as promptly as reasonably practicable and in any event prior to the sixth Business Day prior to the Outside Date, unless the Company, Parent and Merger Sub have irrevocably waived the condition set forth in Section 7.1(e) [CFIUS Clearance] prior to such date. Neither Parent nor the Company shall take or permit any of its Subsidiaries or Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the covenants and agreements set forth in Section 6.6(a) [Efforts] and this Section 6.6(e) constitute the sole obligations of the Parties with respect to the efforts required to obtain the CFIUS Clearance.

6.7. Status. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

6.8. Indebtedness.

(a) The Company shall, and shall cause its applicable Subsidiaries to, use reasonable best efforts to commence, as soon as reasonably practical following the receipt of a written request of Parent, (a) one or more consent solicitations to the holders of outstanding loans, capital markets debt securities or other indebtedness identified in Schedule 6.8(c) to the

Parent Disclosure Letter (collectively, the “Specified Indebtedness”), to waive any applicable change of control provisions, defaults or other covenants that would apply in connection with, or otherwise restrict the ability of the parties to consummate, the Merger as contemplated in this Agreement (the “Consent Solicitations”) and/or (b) an offer to purchase any such Specified Indebtedness (the “Debt Offers”) or as determined by Parent in its discretion, in lieu of conducting a Debt Offer, if permitted by the terms of such Specified Indebtedness, to issue a notice of optional redemption to redeem such Specified Indebtedness pursuant to the terms thereof or to take such other actions as may be permitted by the terms of such Specified Indebtedness to satisfy and discharge such Specified Indebtedness (the “Debt Redemptions” and with the Consent Solicitations and Debt Offers, the “Debt Transactions”), in each case on the terms and conditions specified by the Parent; provided that the Company shall not be required to commence any Debt Transaction until Parent shall have provided the Company with the necessary consent solicitation statement, offer to purchase, related letter of transmittal, supplemental indenture, redemption notice and other related documents in connection therewith; provided, further, that the Parent shall consult with the Company regarding the timing of any Debt Transaction in light of the regular financial reporting schedule of the Company and the requirements of applicable Law. Parent shall afford the Company a reasonable opportunity to review the material terms and conditions of any Debt Transaction (which shall be reasonably acceptable to the Company). Subject to the foregoing, the Company shall, and shall cause its applicable Subsidiaries to, provide such cooperation as reasonably requested by Parent in connection with any Debt Transaction. Parent shall cause its counsel to furnish any legal opinions required in connection with any Debt Transaction other than those opinions relating to corporate matters with respect to the Company and its Subsidiaries and authorization, execution and delivery of the applicable documents by the Company and its Subsidiaries, which opinions the Company shall use reasonable best efforts to cause its counsel to provide.

(b) The provisions of Section 6.8(a) or any other provision of this Agreement to the contrary notwithstanding, nothing in the foregoing Section 6.8(a) will require the Company, its Subsidiaries or any of their respective Representatives to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) take any action or provide any information that will conflict with or violate its organizational documents or any applicable Laws, including SEC rules and regulations, or would result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound, or would result in the waiver of any legal privilege, (iii) give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (iv) pass resolutions or consents to approve or authorize the execution of any Debt Transaction or any definitive agreements with respect thereto that are effective prior to the Effective Time, (v) deliver any certificate or take any other action pursuant to this Section 6.8 or any other provision of this Agreement that would reasonably be expected to result in personal liability to a director, officer or other personnel or (vi) except as otherwise provided in the final sentence of Section 6.8(a), deliver any legal opinion. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or relating to any Debt Transaction will be required to be effective until the Effective Time.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with any Debt Transaction, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 6.8(a). Parent indemnifies and holds harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any Debt Transaction, any information used in connection therewith or any assistance or activities in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons. The provisions of this Section 6.8(c) survive the termination of this Agreement.

6.9. Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.9, the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders/shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Management Information Circular, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, afford the other’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, nothing in this Section 6.9 shall require or be construed to require either the Company or Parent to allow the other Party or its representatives to perform any on-site procedures (including an on-site study) with respect to any property of the Company or Parent (as applicable) or their respective Subsidiaries.

(b) The foregoing provisions of this Section 6.9 and 6.21(b) shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its (or any of its Subsidiaries’) officers, employees, agents, contracts, books or records, or its (or any of its Subsidiaries’) properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent (as applicable) would (i) unreasonably disrupt the operations of such Party or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Laws, including any fiduciary duty, (iv) waive the protection of any attorney-client or similar privilege or (v) result in the disclosure of any personal information that would expose the Company or Parent to the risk of liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.9 and Section 6.21(b) and withholds information on the basis of the foregoing clauses (i) through (v), the Company or the Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or confidentiality restriction or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement executed by the Company and Parent. All requests for information made pursuant to this Section 6.9 shall be directed to the executive officer or other Person designated by the Company or Parent. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) No exchange of information or investigation by Parent or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(d) To the extent that any of the information or material furnished pursuant to this Section 6.9 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine.

6.10. Stock Exchange Listing and Delisting. Prior to the Closing Date, Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE and the TSX, subject to official notice of issuance. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.11. Publicity. Except (a) communications consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or (c) pursuant to the Company’s or Parent’s rights pursuant to Section 6.2, the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including the NYSE or the TSX) with respect thereto.

6.12. Employee Benefits.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Benefit Plans of the Company and its Subsidiaries in accordance with their terms as in effect immediately before the Effective Time. Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries (collectively, the “Continuing Employees”) shall:

(i) during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with base salary or base wage, as applicable, no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time,

(ii) during the period commencing at the Effective Time and ending on December 31, 2017, be provided with target annual cash bonus opportunities and pension and welfare benefits that are, in each case, no less favorable than those provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time,

(iii) during the period commencing on January 1, 2018 and ending on the first anniversary of the Effective Time, be provided with target annual cash bonus opportunities, and pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time, and

(iv) solely to the extent that the Effective Time occurs prior to the Company’s ordinary course grant of equity awards in 2017, be provided with a grant of Parent equity or equity-based awards in 2017 having a long-term incentive award target value that is substantially comparable to that of the awards granted by the Company to such employee in 2016; provided that the form or forms of equity and equity-based awards provided to each such employee shall be the same form or forms of the awards and in the same proportion provided to similarly situated employees of Parent (other than the Continuing Employees).

Notwithstanding the foregoing, the requirements of the immediately preceding sentence shall not limit any compensation or benefits required to be provided to Continuing Employees (A) by applicable Law or (B) who are covered by a collective bargaining agreement pursuant to such agreement. Without limiting the two immediately preceding sentences, Parent shall, and Parent shall cause the Company to, provide to each Continuing Employee who is on Canadian payroll and whose employment terminates during the 18-month period following the Closing Date with severance benefits at least equal to the severance benefits for which such Continuing Employee would have been eligible under the Company’s severance practices, as set forth in Section 6.12(a) of the Company Disclosure Letter, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health and welfare insurance plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during such plan year prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries (and any predecessor entities) for purposes of (A) vesting, (B) benefit accrual, (C) pay credit level in any cash balance or similar plan, (D) level of subsidy by Parent or any Subsidiary of Parent for any health or welfare plan, and (E) eligibility to participate, in each case, under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except to the extent it would result in a duplication of benefits or in the treatment of a Continuing Employee under such Parent Benefit Plan that is more favorable than the treatment of a similarly situated employee of Parent of the same age and with the same years of service.

(c) Prior to the Effective Time, if requested by Parent in writing at least ten Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) subject to the last sentence of this Section 6.12(c), cause the Spectra Energy Retirement Savings Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, (A) the Company shall provide Parent with evidence that such plan has been terminated not later than the day immediately preceding the Effective Time and (B) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent

401(k) Plan”). Parent and the Company shall use commercially reasonable efforts to take such actions as may be required, including amendments to the Company 401(k) Plan and/or Parent 401(k) Plan, to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee from a Company 401(k) Plan. Notwithstanding the first sentence of this Section 6.12(c), if Parent is not able to cause the Parent 401(k) Plan to accept rollover contributions in the form of notes (in the case of loans) as described in the immediately preceding sentence, then the Company shall not be required to terminate the Company 401(k) Plan pursuant to this Section 6.12(c).

(d) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans of the Company and its Subsidiaries will occur at or prior to the Effective Time, as applicable.

(e) Immediately prior to the Effective Time, the Company may, with respect to each employee of the Company or any of its Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any Benefit Plan that is an annual bonus plan (an “Annual Bonus Plan”), upon notice to and in consultation with Parent, determine the amount of each employee’s pre-Closing bonus entitlement, which shall equal the product obtained by multiplying (i) the employee’s full-year bonus entitlement under all such Annual Bonus Plans for the calendar year in which the Effective Time occurs, based on the greater of (A) deemed performance at “target” levels and (B) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of such fiscal year, and (ii) a fraction the numerator of which equals the number of days that have elapsed during such fiscal year through the Effective Time and the denominator of which equals 365 (each, a “Pre-Closing Bonus Amount”). Parent shall, or shall cause the Surviving Corporation or its Affiliates to (1) provide each Continuing Employee an annual cash bonus opportunity under a Benefit Plan that is an Annual Bonus Plan maintained by Parent or one of its Affiliates for the balance of the 2017 calendar year in accordance with Section 6.12(a)(ii) and (2) at the time annual cash bonuses for the 2017 calendar year are paid to similarly situated employees of Parent (other than the Continuing Employees), pay to each Continuing Employee the sum of (x) his or her Pre-Closing Bonus Amount and (y) the amount of such employee’s bonus entitlement in respect of the portion of the 2017 calendar year following the Effective Time. The Parties agree that the annual bonus payment in respect of the 2017 calendar year shall, solely to the extent the bonus recipient is a participant therein, be eligible for a matching contribution under, and shall be counted towards pensionable earnings under, the applicable Benefit Plans of the Company under which such payment would have been taken into account as of the date hereof; provided that the Company provides Parent with a list of such Benefit Plans not later than 60 days after the date hereof.

(f) Prior to making any broad-based written communications to the officers or employees of the Company or any of its Subsidiaries pertaining to the Company Equity Awards or compensation or benefit entitlements to be provided following the Closing Date, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith. Not later than five Business Days after the Company’s dissemination of any written communication governed by this Section 6.12(f), the Company shall provide Parent with a final copy of such communication.

(g) Notwithstanding any other provision in this Agreement to the contrary, Parent agrees to continue or cause the Surviving Corporation to continue, through the first anniversary of the Effective Time, the Spectra Energy Retiree Medical Plan (the “Retiree Medical Plan”) on terms and conditions no less favorable in duration, scope, value, participant cost, vesting and otherwise than those in effect as of the Effective Time with respect to all individuals who as of the time immediately prior to the Effective Time are receiving benefits under the Retiree Medical Plan. Prior to the Effective Time, the Company shall take the actions set forth in Section 6.12(g) of the Company Disclosure Letter.

(h) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan or Parent Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their Benefit Plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any Benefit Plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.13. Certain Tax Matters.

(a) Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, none of the Parties shall (and each Party shall cause its respective Subsidiaries not to) take any action that would reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in gain being recognized pursuant to Section 367(a)(1) by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), or (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger.

(b) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.14. Expenses. Except as otherwise provided in Section 6.8, Section 8.2(b) or Section 8.2(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with the filing fee in connection with the HSR Act, the Competition Act (Canada), the Registration Statement and the printing and mailing of the Proxy/Prospectus, the Management Information Circular and the Registration Statement shall be shared equally by Parent and the Company, and, following the Effective Time, the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article III, and Parent shall reimburse the Surviving Corporation for such charges and expenses.

6.15. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless to the fullest extent the Company would be permitted to do so under applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred, to the fullest extent that the Company would have been permitted under Delaware law and the Company’s certificate of incorporation as of the date of this Agreement, to) each present and former director and officer of the Company and its Subsidiaries (collectively, in each case, the “Indemnified Parties” and each an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Persons at the request of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail”

insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.15.

(d) The provisions of this Section 6.15 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.15. The rights of the Indemnified Parties under this Section 6.15 are in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Merger and the other transactions contemplated by this Agreement unchanged and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.16. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.17. Dividends. The Company and Parent shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and shares of Parent Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and Parent Common Stock received in the Merger in respect of any calendar quarter for which such dividend relates or fail to receive a dividend on either shares of Company Common Stock or Parent Common Stock received in the Merger for any calendar quarter.

6.18. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board, or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the fullest extent permitted by applicable Laws.

6.19. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or the Company Board (or directors thereof) relating to the Merger and the other transactions contemplated by this Agreement; provided that the Company shall in any event control such defense and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.9, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that the Company shall not settle any such litigation without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.20. Governance and Other Matters.

(a) Prior to the Closing Date, Parent shall take all actions necessary to cause the Parent Board to consist of 13 directors at the Effective Time. Prior to the Closing Date, Parent shall take all actions necessary to secure and cause to be delivered to Parent (with evidence thereof provided to the Company) the resignations of such number of directors of the Parent Board as is necessary for the Parent Board, immediately following the Effective Time, to consist of 13 directors following the appointment of each of the Company Designees, which resignations shall be effective at or prior to the Effective Time (the “Resignations”). Prior to the Closing Date, Parent shall take all actions necessary to cause the Company Designees to be appointed to the Parent Board as of the Effective Time. Following the Effective Time, Parent shall take all actions necessary to cause the Company Designees to be elected as directors of Parent at the first annual meeting of shareholders of Parent with a record date occurring after the Effective Time.

(b) Prior to the Closing Date, Parent shall take all actions necessary to: (i) cause Gregory Ebel (or to the extent Gregory Ebel is no longer available to serve as non-executive Chairman of the Parent Board, such other Company Designee as selected by the Company and approved by Parent to serve as non-executive Chairman of the Parent Board) to become the non-executive Chairman of the Parent Board effective as of the Effective Time, to hold such position until replaced in accordance with the bylaws of Parent (giving effect to the Bylaw Amendment), and (ii) amend and restate, in accordance with the Canada Business Corporations Act, the bylaws of Parent as set forth in Exhibit A hereto (the “Bylaw Amendment”) and submit such Bylaw Amendment to the holders of shares of Parent Common Stock at the Parent Shareholders Meeting for approval in accordance with the Canada Business Corporations Act, such Bylaw Amendment to be effective as of the Effective Time. Following the Effective Time, Parent shall take all actions necessary to give effect to the provisions of this Section 6.20 and the Bylaw Amendment.

(c) Following the Effective Time, Parent shall, and shall cause its Subsidiaries to, (i) maintain a substantial business presence in Houston, Texas, which shall be the headquarters for Parent’s natural gas business, and maintain, for a period of at least five years following the Closing, comparable levels of charitable giving to that of the Company and its Subsidiaries prior to the Effective Time and (ii) provide certain post-Closing benefits as described in Section 6.20(c) of the Company Disclosure Letter.

6.21. Transition Planning.

(a) Subject to applicable Law and any guidance or requirements by Governmental Antitrust Entity, Parent and the Company shall discuss in good faith and cooperate with respect to transition and integration matters following the Merger, including the planning and preparing for the implementation thereof. Promptly following the date hereof, Parent and the Company will each designate one or more persons to a working committee (the “Transition Committee”) for the purpose of discussing, planning and implementing transition and integration matters which will have a consultative role as described in Section 6.21 of the Parent Disclosure Letter, and which will be in existence until the earlier of the termination hereof and the Effective Time.

(b) Subject to applicable Law, any guidance or requirements by Governmental Antitrust Entity and Section 6.9(b), Parent and the Company agree to use commercially reasonable efforts to provide each other with updates and developments, once during a fiscal quarter, with respect to such Party’s capital expenditure plans and material growth projects listed in the Parent CapEx Plan and the Company CapEx Plan, as applicable.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company and Merger Sub Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock.

(b) Parent Shareholder Approval. The issuance of shares of Parent Common Stock in connection with the Merger shall have been duly approved by the holders of shares of Parent Common Stock.

(c) Listing. The shares of Parent Common Stock issuable to the Company stockholders in accordance with this Agreement shall have been authorized for listing on the NYSE and the TSX, subject to official notice of issuance.

(d) Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and the Competition Act (Canada) Clearance and Canada Transportation Act Approval shall have been received.

(e) CFIUS Clearance. Parent shall have received the CFIUS Clearance.

(f) Laws or Orders. (i) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction (whether temporary, preliminary or permanent) that is in effect and enjoins, makes illegal or otherwise prohibits consummation of the Merger (collectively, an “Order”) and (ii) no Governmental Antitrust Entity having rate making authority over Union Gas Limited and Enbridge Gas Distribution Inc. and their respective natural gas businesses shall have commenced and not withdrawn, or have had the staff of such Governmental Antitrust Entity formally recommend in writing the commencement of (which recommendation has not been withdrawn), and pursue (which pursuit is ongoing), any proceeding before a court or Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement that could subject any of Parent, the Company, their respective subsidiaries or any of their directors, officers or employees to criminal or quasi-criminal penalties or monetary sanctions, which in the case of monetary sanctions are material to the Person subject thereto.

(g) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced by the SEC, unless subsequently withdrawn.

7.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the representations and warranties of Merger Sub set forth in Section 5.1 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(e) have been satisfied.

(d) Parent Bylaw Amendment. The Bylaw Amendment shall have been duly approved by the Parent Board and the holders of Parent Common Stock and shall be in effect as of immediately prior to the Effective Time.

(e) Parent Board. Parent shall have received the Resignations and delivered a copy of such Resignations to the Company, and Parent shall have taken all necessary action such that the Company Designees shall be appointed to the Parent Board subject only to, and with effectiveness immediately upon, the occurrence of the Effective Time.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s (or (a) in the case of Parent, Merger Sub’s, and (b) in the case of Merger Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent (as applicable):

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., Eastern Time on March 31, 2017 (as it may be extended from time to time by the mutual written consent of the Company and Parent or otherwise extended pursuant to this Section 8.1(b), the “Outside Date”); provided, however, that if all the conditions to Closing, other than the conditions set forth in Section 7.1(d), Section 7.1(e) and Section 7.1(f), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by Parent or the Company from time to time, in intervals of three months, by written notice to the other Party up to a date not beyond December 29, 2017 and such date, as so extended, shall be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party if the failure of such Party (and in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(c) by either Parent or the Company, if (i) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement, or (ii) the Requisite Parent Vote shall not have been obtained at the Parent Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(d) by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party if such Party (or (a) in the case of Parent, Merger Sub, and (b) in the case of Merger Sub, Parent) has not complied in all material respects with its obligations under Section 6.6;

(e) (i) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in each case such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) sixty days after the giving of notice thereof by Parent to the Company or (y) the Outside Date), or (ii) by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case such that the conditions in Section 7.3(a) or Section 7.3(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) sixty days after the giving of notice thereof by the Company to the breaching Party or (y) the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party if the occurrence of the failure of a condition to the consummation of the Merger resulted from a material breach of this Agreement by such Party (or (a) in the case of Parent, Merger Sub, and (b) in the case of Merger Sub, Parent);

(f) by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have:

(A) failed to include the Company Recommendation in the Proxy/Prospectus that is mailed by the Company to the stockholders of the Company;

(B) made a Change of Recommendation; or

(C) failed to recommend, within ten Business Days after the commencement of a tender or exchange offer for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its stockholders; or

(g) by the Company, prior to the time the Requisite Parent Vote is obtained, if the Parent Board shall have:

(A) failed to include the Parent Recommendation in the Management Information Circular that is filed and mailed by Parent to the shareholders of Parent,

(B) made a Change of Recommendation, or.

(C) failed to recommend, within ten Business Days after the commencement of a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or applicable Canadian Securities Laws for outstanding shares of Parent Common Stock, against acceptance of such tender offer or exchange offer by its shareholders.

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.2(b) and Section 8.2(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary in this Agreement, (i) no such termination shall relieve any Party of any liability or damages to the other Parties resulting from any Willful Breach of this Agreement prior to such termination and (ii) the provisions set forth in this Section 8.2 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(c)(i) [Requisite Company Vote Not Obtained], and,

(A) a bona fide Acquisition Proposal involving the Company shall have been publicly announced (and such Acquisition Proposal shall not have been publicly withdrawn) after the date of this Agreement and prior to the date of the Company Stockholders Meeting, and

(B) within 12 months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement to consummate an Acquisition Proposal, and such Acquisition Proposal is thereafter consummated, or (2) an Acquisition Proposal is otherwise consummated with respect to the Company or any of its Subsidiaries within 12 months of such termination (with “50%” being substituted in lieu of “15%” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), then prior to or concurrently with such consummation, or

(ii) by Parent pursuant to Section 8.1(f)(A) [Failure to Include Company Recommendation], Section 8.1(f)(B) [Change of Recommendation] or Section 8.1(f)(C) [Failure to Recommend Against Tender or Exchange Offer], then promptly, but in no event later than two Business Days after the date of such termination, or

(iii) by Parent or the Company pursuant to 8.1(c)(i) [Requisite Company Vote Not Obtained], then, promptly, but in no event later than two Business Days after the date of such termination, the Company shall, (x) in the case of Section 8.2(b)(i) or Section 8.2(b)(ii), pay to Parent a termination fee of $1,000,000,000 (the “Company Termination Fee”) less the amount of any reimbursements paid pursuant to the succeeding clause (y) of this paragraph in each case by wire transfer of immediately available funds to an account designated in writing by Parent and further, (y) in the case of Section 8.2(b)(iii), the Company shall pay all of the reasonable and documented out-of-pocket expenses of Parent incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, in an amount not to exceed $100,000,000 (the “Expense Reimbursement Cap”). In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The Company shall pay the Company Termination Fee and any expense reimbursement (collectively, the “Company Payments”) to Parent free and clear and without withholding or deduction for U.S. federal income Taxes unless such withholding or deduction is required by Law. If the Company is required to withhold or deduct any amount for or on account of U.S. federal income Taxes under Section 881(a) of the Code from a Company Payment, the Company will remit the full amount so withheld and deducted to the applicable Governmental Entity and, except to the extent such Taxes are attributable to Parent’s failure to provide the Company with a duly completed and executed IRS Form W-8BEN-E or W-8ECI, the Company will be required to pay additional amounts to Parent (the “Company Additional Amounts”) as may be necessary so that the net amount received by Parent (including the Company Additional Amounts) after such withholding or deduction is not less than the amount Parent would have received if the Taxes had not been so withheld or deducted. Furthermore the Company shall indemnify and hold harmless Parent from the full amount of any Taxes imposed on Parent under Section 881(a) of the Code (together with any interest and penalties and expenses paid or payable by Parent with respect thereto) with respect to the receipt of a Company Payment other than Taxes in respect of which amounts have been fully deducted and remitted and Company Additional Amounts have been paid. Parent shall use commercially reasonable efforts to obtain a refund from the applicable U.S. Governmental Entity of any Taxes in respect of which the Company has paid a Company Additional Amount or indemnified Parent (or, if such refund cannot be obtained, to claim a credit for such Taxes). Parent shall promptly pay the amount of any such refund or credit obtained to the Company, net of any costs, Taxes and expenses borne by Parent with respect to such refund or credit. The Company agrees to pay the amount of any expenses incurred by Parent in the process of applying for and obtaining such refund or credit. The obligations described in the foregoing will survive any termination, defeasance or discharge of this Agreement.

(c) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(c)(ii) [Requisite Parent Vote Not Obtained], and,

(A) (x) a bona fide Acquisition Proposal involving Parent shall have been publicly announced (and such Acquisition Proposal shall not have been publicly withdrawn) after the date of this Agreement and prior to the date of the Parent Shareholders Meeting, and

(B) within 12 months after such termination, (1) Parent or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement to consummate an Acquisition Proposal, and such Acquisition Proposal is thereafter consummated, or (2) an Acquisition Proposal is otherwise consummated with respect to Parent or any of its Subsidiaries within 12 months of such termination (with “50%” being substituted in lieu of “15%” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), then prior to or concurrently with such consummation, or

(ii) by the Company pursuant to Section 8.1(g)(A) [Failure to Include Parent Recommendation], Section 8.1(g)(B) [Change of Recommendation], or Section 8.1(g)(C) [Failure to Recommend Against Tender or Exchange Offer], then promptly, but in no event later than two Business Days after the date of such termination, or

(iii) by Parent or the Company pursuant to Section 8.1(c)(ii) [Requisite Parent Vote Not Obtained], then promptly, but in no event later than two Business Days after the date of such termination,

Parent shall, (x) in the case of Section 8.2(c)(i) or Section 8.2(c)(ii), pay to the Company a termination fee of CAN$1,750,000,000 (the “Parent Termination Fee”) less the amount of any reimbursements paid pursuant to the succeeding clause (y) of this paragraph to the Company in each case by wire transfer of immediately available funds to account designated in writing by the Company and further, (y) in the case of Section 8.2(c)(iii), Parent shall pay all of the reasonable and documented out-of-pocket expenses of the Company incurred by the Company and any of its

Subsidiaries in connection with this Agreement and the transactions contemplated by this Agreement, in an amount not to exceed the Expense Reimbursement Cap. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. For purposes of Section 8.2(c)(i), with respect to Parent, the term “Acquisition Proposal” shall also be deemed to include the acquisition by Parent or any of its Subsidiaries, directly or indirectly, of a third party or the acquisition by a third party of Parent or any of its Subsidiaries, pursuant to a merger (including a triangular merger), consolidation, share exchange, amalgamation, scheme of arrangement, reorganization or other extraordinary transaction where, in each case, the shareholders of Parent immediately prior to the completion of such transaction own (beneficially or of record), in the aggregate, less than 65% of the common equity of Parent or the Person that is the ultimate parent company resulting from such transaction. Parent shall pay the Parent Termination Fee and any expense reimbursement (collectively, the “Parent Payments”) to the Company free and clear and without withholding or deduction for Taxes unless such withholding or deduction is required by Law. If Parent is required to withhold or deduct any amount for or on account of Taxes from a Parent Payment, Parent will remit the full amount so withheld and deducted to the applicable Governmental Entity and Parent will be required to pay additional amounts to the Company (the “Parent Additional Amounts”) as may be necessary so that the net amount received by the Company (including the Parent Additional Amounts) after such withholding or deduction is not less than the amount the Company would have received if the Taxes had not been so withheld or deducted. Furthermore Parent shall indemnify and hold harmless the Company from the full amount of any Taxes imposed on the Company under Part XIII of the ITA (together with any interest and penalties and expenses paid or payable by the Company with respect thereto) with respect to the receipt of a Parent Payment other than Taxes in respect of which amounts have been fully deducted and remitted and Parent Additional Amounts have been paid. The Company shall use commercially reasonable efforts to obtain a refund from the applicable Canadian Governmental Entity of any Taxes in respect of which Parent has paid a Parent Additional Amount or indemnified the Company (or, if such refund cannot be obtained, to claim a credit for such Taxes). The Company shall promptly pay the amount of any such refund or credit obtained to Parent, net of any costs, Taxes and expenses borne by the Company with respect to such refund or credit. Parent agrees to pay the amount of any expenses incurred by the Company in the process of applying for and obtaining such refund or credit. The obligations described in the foregoing will survive any termination, defeasance or discharge of this Agreement.

The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the Company or Parent, as applicable for the amount due pursuant to this Section 8.2 or any portion of such amount due, the paying Party shall pay to the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee or Parent Termination

Fee becomes payable by, and is paid by, the Company, or becomes payable by, and is paid by, Parent, such fee shall be the receiving Party’s and its Subsidiaries’ and Affiliates’ sole and exclusive remedy for any loss, cost, liability or expense relating to or arising out of this Agreement and the transactions contemplated by this Agreement; provided, however, no such payment shall relieve any Party of any liability or damages to the other Parties resulting from any Willful Breach by such Party of this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Section 6.12 [Employee Benefits], Section 6.13 [Taxation], Section 6.14 [Expenses], Section 6.15 [Indemnification; Directors’ and Officers’ Insurance], and Section 6.20 [Governance and Other Matters] shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.8(c) [Financing], Section 6.14 [Expenses], Section 8.2 [Effect of Termination and Abandonment] and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 6.15 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.4. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

9.6. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and deemed given when (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the Party for whom it is intended, or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone:

If to Parent or Merger Sub:

Enbridge Inc.

200 Fifth Avenue Place

425 1st Street S.W.

Calgary, Alberta, Canada

Attention:     Corporate Secretary

Telephone:   403-231-5935

E-mail:         corporatesecretary@enbridge.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     Joseph. B. Frumkin

                     George J. Sampas

Telephone:   212-558-4000

E-mail:         frumkinj@sullcrom.com

                      sampasg@sullcrom.com

And a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 4000, 421 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 4K9

Attention:     John S. Osler, Q.C.

Telephone:   403-260-3554

E-mail:         josler@mccarthy.ca

If to the Company:

Spectra Energy Corp

5400 Westheimer Court

Houston, Texas 77056

Attention:         General Counsel

Telephone:       713-627-5522

E-mail:             rdhedgebeth@spectraenergy.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:       Daniel A. Neff

                       David A. Katz

                        Gregory. E. Ostling

Telephone:     212-403-1000

E-mail:           DANeff@wlrk.com

                        DAKatz@wlrk.com

                        GEOstling@wlrk.com

And a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 257 Canada

Attention:       Robert Vaux

Telephone:     416-979-1234

Email:            rvaux@goodmans.ca

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

9.7. Definitions.

(a) For purposes of this Agreement, the following capitalized terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means (A) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable or any of their respective

Subsidiaries or (B) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that, in the case of (A) or (B), if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include, without limitation, equity securities of Subsidiaries) of the Company or Parent, as applicable, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act (Canada), the Canada Transportation Act (Canada), 1996, c.10, and other regulatory Laws and all other Federal, state, provincial or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, public utility or trade regulation Laws, that are designed or intended (i) to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition, or (ii) to regulate public utilities.

“Average Parent Stock Price” means the average (rounded to the nearest thousandth) of the closing trading prices of shares of Parent Common Stock on the NYSE, as reported by the NYSE for the 10 Trading Days ending on, and including, the Trading Day that is three Trading Days prior to the Closing Date.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or Parent or any of their respective Subsidiaries. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of ERISA (whether or not subject to ERISA), employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, loan, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind. However, “Benefit Plan” shall exclude any Multiemployer Plans and any plans administered pursuant to applicable federal or provincial health, workers’ compensation or employment insurance legislation.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York or in Calgary, Alberta, Canada are required or authorized by Law to remain closed.

“Canada Transportation Act Approval” means: (i) written confirmation from the Canadian Minister of Transportation that such Minister is of the opinion that the Merger does not raise public interest issues as it relates to national transportation in Canada, or (ii) if the Canadian Minister of Transportation advises in writing that the Merger raises issues with respect to the public interest as it relates to national transportation and directs the Canada Transportation Agency and the Commissioner of Competition to examine the issues, the Merger is subsequently approved by the Governor in Council of Canada.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (i) the 30 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the Parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such 30 day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and Parties shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by Parent, Merger Sub and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

“Change” means any change, effect, event, occurrence or development.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act (Canada).

“Company Designees” means five directors of the Company immediately prior to the Effective Time as designated by the Company to Parent in writing at least five Business Days prior to the Closing; provided, that if any Company Designee is not a director of the Company as of the date of this Agreement, Parent shall have the right to consent to the designation of such director as a Company Designee (such consent not to be unreasonable withheld, conditioned or delayed).

“Competition Act (Canada) Clearance” means, with respect to the transactions contemplated by this Agreement: (i) the issuance of an advance ruling certificate by the Commissioner of Competition pursuant to section 102 of the Competition Act (Canada), (ii) Parent and the Company have given the notice required under section 114 of the Competition Act (Canada) and the applicable waiting period under section 123 of the Competition Act (Canada) has expired or has been terminated in accordance with the Competition Act (Canada), or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act (Canada), and, in the case of (ii) or (iii), Parent has been advised in writing by the Commissioner of Competition that, in effect, he does not intend to make an application under section 92 of the Competition Act (Canada).

“control” (including the term “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. App. 2170) and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.

“Enbridge Canadian Mainline System” means the Canadian portion of the crude oil and liquid petroleum pipeline system owned by Enbridge Pipelines Inc. and comprised of six adjacent pipelines and associated pump stations and terminals that extends from western Canada to the midwest region of the United States and eastern Canada (including two crude oil pipelines and one refined products pipeline located in eastern Canada), as such pipeline system may be extended or modified from time to time.

“Enbridge U.S. Mainline System” means the crude oil and liquid petroleum pipeline system, owned by Enbridge Energy, Limited Partnership, and associated pump stations and terminals, that extends from the United States/Canada border near Neche, North Dakota extending through the upper and lower Great Lakes region of the U.S. and re-entering Canada near Marysville, Michigan with an extension across the Niagara River into the Buffalo, New York area.

“Energy Products” means, collectively, natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids and products produced from the fractionation of natural gas liquids.

“Environmental Law” means any Law relating to: (A) the protection of the environment or health and safety as it relates to any Hazardous Substance, (B) the manufacture, processing, distribution, treatment, transport, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or Parent or any of their respective Subsidiaries, as applicable, as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ERISA Plans” means “employee benefits plans” within the meaning of ERISA that are subject to the requirements of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned directly by Parent, Merger Sub or the Company, and in each case not held on behalf of third parties.

“First Nations” means any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Inuit person or people, Métis person or people, Aboriginal person or people, native person or people, indigenous person or people, any person or group asserting or otherwise claiming an Aboriginal or treaty right, including Aboriginal title, or any other Aboriginal interest, and any person or group representing, or purporting to represent, any of the foregoing.

“First Nations Claims” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim, assertion (including aboriginal title) or demand resulting therefrom or any other claim or demand of whatever nature or kind, whether proven or unproven, made by any First Nations involving any Party or any of its Subsidiaries or in relation to all or any portion of any project, pipeline or site owned or operated by such Party or any of its Subsidiaries.

“Hazardous Substance” means any substance that is: (A) listed, classified or, regulated, prohibited or controlled pursuant to any Environmental Law; (B) any petroleum product, compound or by-product, asbestos-containing material, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance that poses a risk of harm or is regulated due to a potential for harm by any Governmental Entity in connection with any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual property (whether foreign, state or domestic, registered or unregistered), including: (i) patents and patent applications; (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (iii) copyrights, rights under copyrights and industrial designs, whether registered or unregistered, and any registrations and applications for registration thereof; (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, in each case, to the extent that it qualifies as a trade secret under applicable Law; and (v) all other intellectual property rights recognized by applicable Law.

“Intervening Event” means an event, fact, occurrence, development or circumstance that was not known to or reasonably foreseeable by the Company Board or the Parent Board, as applicable, as of the date of this Agreement (or if known, the consequences of which were not known to the Company Board or the Parent Board, as applicable, as of the date of this Agreement); provided, however, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequences thereof, (ii) any action taken by either Party pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and the consequences of any such action, (iii) changes in the industry in which the Company or Parent, as applicable, operates, (iv) the fact that, in and of itself, the Company or Parent, as applicable, exceeds internal or published projections, or (v) changes, in and of themselves, in the stock price of the Company or Parent, as applicable.

“Knowledge” means (A) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Company Disclosure Letter and (B) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Parent Disclosure Letter, in each case, following reasonable inquiry.

“Liens” means all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same), except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions.

“Material Adverse Effect” with respect to Parent or the Company means any Change that has a material adverse effect on the business, financial condition or operations of such Party and its Subsidiaries, in each case taken as a whole, but excluding any Change to the extent resulting from the following:

(A) Changes in the U.S., Canadian, foreign or worldwide economy in general, including as a result of changes in geopolitical conditions;

(B) Changes in the Energy Product gathering, drilling, processing, treating, transportation, storage and marketing industries or related products and services (including those due to actions by competitors and including any change in the prices (benchmark, realized or otherwise) of Energy Products) or other Changes in the industry in which Parent or the Company (as applicable) conduct its business;

(C) Changes in the financial, debt, capital, credit or securities markets generally in the United States, Canada or elsewhere in the world, including changes in interest rates;

(D) any Change in stock price, trading volume or credit rating or any failure to meet internal or published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or any failure to meet internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period; provided, however, Changes underlying such Changes or failures may be taken into account to the extent not otherwise excluded from the definition of Material Adverse Effect;

(E) Changes or prospective Changes resulting from any adoption, implementation, promulgation, repeal, modification, reinterpretation, change of enforcement or proposal of any rule, regulation, ordinance, order, protocol or any other law, legislative or political conditions or policy or practices of any Governmental Entity;

(F) Changes or prospective Changes in applicable accounting regulations or principles or interpretations or the enforcement thereof;

(G) acts of terrorism or outbreak or escalation of hostilities or war (whether declared or not declared) (or the worsening of any such conditions) or earthquakes, any weather-related or other natural disasters or acts of God;

(H) the execution and delivery or existence of this Agreement or the public announcement or pendency of the Merger, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees or any lawsuit, action or proceedings with respect to the Merger or any of the other transactions contemplated by this Agreement, or any action taken or requirements imposed by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement;

(I) the performance by any Party of its obligations under this Agreement, including any action taken or omitted to be taken at the request or with the consent of the other Parties;

(J) any action taken or omitted to be taken by a Party (A) at the request of the other Parties, which action or omission is not required under the terms of this Agreement or (B) which action or omission is required to comply with the terms of this Agreement but for which the Party shall have requested the other Party’s consent to permit its non-compliance and such non-requesting Party shall not have granted such consent, or

(K) the creditworthiness or financial condition of any customer or other commercial counterparty of such Party or any of its Subsidiaries;

provided, that, with respect to clause (G), such Change will be taken into account in determining whether a Material Adverse Effect has occurred to the extent it disproportionately adversely affects such Party and its Subsidiaries compared to other companies operating in the industries in which such Party and its Subsidiaries operate.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as presently conducted; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Party and its Subsidiaries; (vi) Liens not created by the Party or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property (in the case of the Company) and Parent Leased Real Property (in the case of Parent); (vii) Liens that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of the Party or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) as to Parent or the Company, Liens resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (xii) Liens that do not and would not reasonably be expected to materially impair, in the case of the Company, the continued use of a Company Owned Real Property or a Company Leased Real Property as presently operated, and in the case of Parent, the continued use of a Parent Owned Real Property or a Parent Leased Real Property as presently operated; and (xiii) with respect to the Company Leased Real Property, Liens arising from any Company Real Property Lease and with respect to the Parent Leased Real Property, Liens arising from any Parent Real Property Lease.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Significant JV” means, (a) with respect to the Company, each of NEXUS Gas Transmission, LLC, Sabal Trail Transmission, LLC, Steckman Ridge, LP and Westcoast Connector Gas Transmission Ltd. and (b) with respect to Parent, Woodland Lateral, Wasdell Falls Power Corporation, Wasdell Falls LP, SunBridge, Texas Express Gathering LLC, Atlantis Offshore, LLC and Norlite.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act; provided that each entity excluded from the definition of “Subsidiary” shall not be considered to be a Significant Subsidiary of the Company or Parent, as applicable.

“Stock Plan” means, with respect to the Company, the 2007 Long-Term Incentive Plan, including all sub-plans and award agreements thereunder, as amended.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the total combined voting power of all classes of voting securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other governing body or persons performing similar functions is directly or indirectly held by such Person; provided that (i) solely for purposes of Article IV, Section 6.1 and Section 6.6, each Party’s Significant JVs shall be deemed be Subsidiaries of that Party, (ii) each of Spectra Energy Partners, LP, Maritimes & Northeast Pipeline, L.L.C., Maritimes & Northeast Pipeline, Limited Partnership and Algonquin Gas Transmission, LLC shall be deemed to be a Subsidiary of the Company and (iii) each of Enbridge Income Partners LP, Enbridge Energy Management, L.L.C., Enbridge Energy Partners, L.P., Midcoast Energy Partners, L.P., Enbridge Commercial Trust and Enbridge Income Fund shall be deemed to be a Subsidiary of Parent; provided, further, that and each of each of the entities listed in Section 9.7(b) of the Company Disclosure Letter shall not be considered to be a Subsidiary of the Company, and each of entities listed in Section 9.7(b) of the Parent Disclosure Letter shall not be considered to be a Subsidiary of Parent.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, all of the total voting power of the equity securities of the Company or Parent, as applicable, or all or substantially all of the consolidated net revenues, net income or total assets (including, without limitation, equity securities of its Subsidiaries), of the Company or Parent, as applicable, that the Company Board or the Parent Board, as applicable, has determined in good faith, after consultation with outside legal counsel and its financial advisor, taking into account all financial, financing and regulatory aspects of the proposal and such other matters as the Company Board or the Parent Board, as applicable, deems appropriate, that, if consummated, would result in a transaction more favorable to the Company’s stockholders or Parent’s shareholders, as applicable, than the transactions contemplated by this Agreement.

“Tax” means all U.S. or Canadian federal, state, provincial, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, unclaimed property, occupancy and other taxes or similar assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all Tax returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority.

“Trading Day” means any day on which shares of Parent Common Stock are traded on the NYSE.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(b) The following capitalized terms are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Annual Bonus Plan	6.12(e)
Approvals	4.2(d)(i)
Book-Entry Share	2.2
Bylaw Amendment	6.20(b)
Bylaws	1.5
Canadian Company Shareholder	1.8(a)
Canadian Pension Plan	4.2(i)(xiii)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(d)(ii)
Charter	1.4
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.12(c)
Company Additional Amounts	8.2(b)
Company Board	Recitals
Company CapEx Plan	6.1(a)(xi)
Company Capital Stock	4.2(b)(i)
Company Common Stock	Recitals
Company Disclosure Letter	4.1(a)
Company Equity Awards	2.5(e)
Company Leased Real Property	4.2(l)(i)
Company Option	2.5(a)
Company Other Award	2.5(d)
Company Owned Real Property	4.2(l)(ii)
Company Payments	8.2(b)
Company Permits	4.2(n)(iii)
Company Phantom Unit	2.5(b)
Company PSU	2.5(c)(i)
Company Real Property Lease	4.2(l)(i)
Company Recommendation	4.2(c)(ii)
Company Stockholders Meeting	4.2(w)
Company Termination Fee	8.2(b)
Competition Act (Canada)	4.2(d)(i)
Confidentiality Agreement	9.8
Consent Solicitations	6.8(a)
Continuing Employees	6.12(a)
Contract	4.2(d)(ii)

D&O Insurance	6.15(b)
Debt Offers	6.8(a)
Debt Redemptions	6.8(a)
Debt Transactions	6.8(a)
DGCL	Recitals
Divestiture Action	6.6(d)
Divestiture Agreement	6.6(d)
Effective Time	1.3
Eligible Shares	2.1(a)
Exchange Agent	3.1
Exchange Fund	3.1
Expense Reimbursement Cap	8.2(b)(iii)
GAAP	4.2(e)(iii)
Governmental Antitrust Entity	6.1(d)
Governmental Entity	4.2(d)(i)
HSR Act	4.2(d)(i)
Indemnified Parties	6.15(a)
Insurance Policies	4.2(s)
Investment Company Act	4.2(m)
IRS	4.2(i)(iv)
ITA	1.8(a)(i)
Laws	4.2(n)(i)
Letter of Transmittal	3.2(a)
Management Information Circular	6.3(b)
Material Contract	4.2(t)(i)(J)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	4.2(i)(iii)
Non-U.S. Benefit Plan	4.2(i)(i)
NYSE	4.2(d)(i)
Order Original Date	7.1(f) 6.4(c)
Outside Date	8.1(b)
Parent	Preamble
Parent 401(k) Plan	6.12(c)
Parent Additional Amounts	8.2(c)
Parent Board	Recitals
Parent Canadian Offer	1.8(a)
Parent CapEx Plan	6.1(a)(xi)
Parent Capital Stock	4.2(b)(ii)
Parent Common Stock	Recitals
Parent Disclosure Letter	4.1(a)
Parent Leased Real Property	4.2(l)(i)
Parent Option	2.5(a)
Parent Owned Real Property	4.2(l)(ii)

Parent Payments	8.2(c)
Parent Permits	4.2(n)(iii)
Parent Phantom Unit	2.5(b)
Parent Real Property Lease	4.2(l)(i)
Parent Recommendation	4.2(c)(iii)
Parent Shareholders Meeting	4.2(w)(iii)
Parent Stock-Based RSU	2.5(c)(i)
Parent Termination Fee	8.2(c)
Parties	Preamble
Party	Preamble
PBGC	4.2(i)(vi)
Pre-Closing Bonus Amount	6.12(e)
Preference Shares	4.2(b)(ii)
Proxy/Prospectus	6.3(a)
Registration Statement	6.3(a)
Reports	4.2(e)(i)
Representatives	6.2(a)
Requisite Company Vote	4.2(c)(i)
Requisite Parent Vote	4.2(c)(i)
Resignations	6.20(a)
Retiree Medical Plan	6.12(g)
Rights-of-Way	4.2(l)(iii)
SEC	2.5(f)
Securities Act	2.5(f)
Specified Indebtedness	6.8(a)
Surviving Corporation	1.1
Tail Period	6.15(b)
Takeover Statute	4.2(o)
Transition Committee	6.21(a)
TSX	4.2(d)(i)
Voting Company Debt	4.2(b)(iii)
Voting Parent Debt	4.2(b)(iii)

9.8. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement, dated as of June 17, 2016, between Parent and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters

9.9. Transfer Taxes. Except as otherwise provided in Section 3.2(d), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by Parent or the Surviving Corporation and expressly shall not be a liability of holders of Shares.

9.10. Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, the Indemnified Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except the rights of third party beneficiaries as are expressly provided in Section 6.15 [Indemnification; Directors’ and Officers’ Insurance] and Section 6.20 [Governance and Other Matters], which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Unless otherwise specified, currency amounts referenced in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.”

(d) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V or to one or more covenants contained in Article VI. Certain matters are or may be listed in the Company Disclosure Letter or the Parent Disclosure Letter for informational purposes only and may not be required to be listed by the terms of this Agreement. Inclusion of any items or information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed, in and of itself, to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement or is outside the ordinary course of business. No disclosure in the Company Disclosure Letter or the Parent Disclosure Letter relating to any possible breach or violation of any Contract or Law shall be construed as: (a) an admission or indication that any such breach or violation exists, has actually occurred or will actually occur; (b) an admission of any liability or obligation of any Party or any of its Subsidiaries with respect to any third Person; or (c) an admission against the interest of any Party or any of its Subsidiaries to any third Person.

9.14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties. Any purported assignment in violation of this Agreement is void.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

SPECTRA ENERGY CORP

By	/s/ Gregory L. Ebel
Name: Gregory L. Ebel
Title: President and Chief Executive Officer

ENBRIDGE INC.

By	/s/ Al Monaco
Name: Al Monaco
Title: President and Chief Executive Officer

By	/s/ John K. Whelen
Name: John K. Whelen
Title: Executive Vice President and Chief Financial Officer

SAND MERGER SUB, INC.

By	/s/ Vern D. Yu
Name: Vern D. Yu
Title: President and Secretary

[Signature Page to the Merger Agreement]

EXHIBIT A

ENBRIDGE INC.

(the “Corporation”)

GENERAL BY-LAW NO. 1

A BY-LAW TO REGULATE THE BUSINESS AND AFFAIRS

OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons. Terms used in this by-law that are defined in the Canada Business Corporations Act shall have the meanings given to those terms in that Act.

REGISTERED OFFICE

2. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board of directors may from time to time by resolution determine.

CORPORATE SEAL

3. The corporate seal of the Corporation shall be in such form as the board of directors may from time to time determine.

MEETINGS OF SHAREHOLDERS

4. Annual Meeting. An annual meeting of shareholders of the Corporation shall be held at such place in Canada and at such time in each year as the board of directors may from time to time by resolution determine.

5. Special Meetings. Special meetings of shareholders of the Corporation may be called by the board of directors at any time to be held at such place in Canada as the board may by resolution determine for the transaction of such business as is specified in the notice of meeting. A special meeting of shareholders may also be called on the requisition of the shareholders as provided by the Canada Business Corporations Act.

6. Notice of Meeting. Notice of the time and place of each meeting of shareholders shall be given by sending the notice to each shareholder entitled to vote at the meeting, not less than twenty-one (21) nor more than sixty (60) days before the date of the meeting.

7. Record Date for Notice of Meeting. The board of directors may by resolution fix a record date for determining the shareholders who will be entitled to receive notice of a meeting of shareholders which date shall not be less than twenty-one (21) days nor more than sixty (60) days before the date of such meeting.

8. Chair and Secretary.

(a)	The chair of the board of directors, if any, or in his or her absence, the president, or in their absence, a director of the Corporation, shall be chair of any meeting of shareholders. If none of the said officers or directors be present within fifteen (15) minutes after the time fixed for holding the meeting, the shareholders present in person or by proxy and entitled to vote shall choose one of the shareholders present in person to be chair.

(b)	The secretary, or in his or her absence, an assistant secretary of the Corporation, shall be secretary of any meeting of shareholders. In their absence, the chair shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9. Scrutineers. At any meeting of the shareholders, the chair with the consent of the meeting or the shareholders by resolution may appoint one or more scrutineers, who need not be shareholders, to report on the number of shares represented at the meeting in person and by proxy, conduct polls, distribute and count ballots, and prepare certificates as to the result of any vote. No candidate for the office of director shall be appointed a scrutineer at any meeting at which directors are to be elected.

10. Persons Entitled to be Present; Attendance.

(a)	The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled by law to be present. Any other person may be admitted with the consent of the meeting or on the invitation of the board of directors or of the chair of the meeting.

(b)	Any person entitled to attend a meeting of shareholders shall be entitled to attend the meeting by means of a telephonic, electronic or other communication facility, provided that the chair is satisfied that all shareholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of shareholders may be held entirely by telephonic, electronic or other communication facility provided that foregoing requirement is met. Any person participating in a meeting by telephonic, electronic or other communication facility shall be deemed to be present at the meeting for all purposes.

11. Quorum. Three persons present and holding, or representing by proxy, at least twenty-five percent of the issued and outstanding shares having the right to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. In the absence of a quorum for the transaction of business at any such meeting or any adjournment or adjournments thereof, those present and entitled to vote may adjourn the meeting to a fixed time and place.

12. Right to Vote. At any meeting of shareholders, every shareholder who is the holder of one or more shares carrying the right to vote shall, subject to the provisions of the articles and the Canada Business Corporations Act, be entitled to vote at such meeting.

13. Personal Representatives. If a shareholder of record of the Corporation is deceased, his or her personal representative, upon filing with the secretary of the Corporation, at least forty-eight (48) hours prior to the time of holding the meeting, proof of his or her appointment satisfactory to the secretary shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he or she were living and for the purpose of the meeting shall be considered a shareholder. If there is more than one personal representative, the provisions of this by-law respecting joint shareholders shall apply as if such personal representatives were joint shareholders.

14. Proxies.

(a)	A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

(b)	The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

15. Votes to Govern. At any meeting of shareholders, all questions proposed for the consideration of the shareholders shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes duly cast on the question, and the chair presiding at such meeting shall not be entitled to a second or casting vote in the case of an equality of votes, either upon a show of hands or upon a poll.

16. Show of Hands. Subject to the provisions of the Canada Business Corporations Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Unless a ballot be so required or demanded, a declaration by the chair presiding at such meeting that a matter has been carried, carried by a particular majority, or not carried, and an entry made to that effect in the minutes of the proceedings at the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such matter.

17. Ballots.

(a)	On any question proposed for consideration at a meeting of shareholders, the chair may require, or any shareholder present in person or by proxy and entitled to vote may demand, a ballot either before or after any vote by a show of hands. A ballot so required or demanded shall be taken in such manner as the chair presiding at such meeting shall direct. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot with the consent of the meeting.

(b)	Subject to the provisions of the articles, upon a ballot each shareholder present in person or represented by proxy shall be entitled to one vote for each share in respect of which he or she is entitled to vote at the meeting, and the result of the ballot shall be the decision of the meeting. The requirement of or demand for a ballot shall not prevent the continuation of the meeting for the transaction of any business other than that on which such ballot has been required or demanded.

18. Joint Shareholders. If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but in case more than one of them be present in person or represented by proxy they shall vote together on the shares jointly held.

19. Adjournment. The chair of any meeting of shareholders may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If the meeting of the shareholders is adjourned for less than thirty (30) days it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting, in accordance with the provisions of the Canada Business Corporations Act.

DIRECTORS

20. Directors. The board of directors shall consist of such number of directors as shall be set out in the articles and clause 22. A majority of directors shall constitute a quorum for the transaction of business at any meeting of the board.

21. Chair of the Board. Gregory L. Ebel shall be and serve as non-executive chair of the board from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the Corporation during the 2020 calendar year (the “Specified Chair Period”). During the Specified Chair Period, any removal (if such person is willing to serve) of Gregory L. Ebel from the position of non-executive chair of the board or any modification of the duties and reporting relationships set forth in clause 45 shall require the affirmative vote of at least 75% of the entire board of directors. In the event that Gregory L. Ebel shall be unable (whether by reason of death, permanent disability, resignation in accordance with the Majority Voting Policy of the Corporation, retirement or otherwise in accordance with these by-laws) or unwilling to continue in such office during the Specified Chair Period, the vacancy created thereby shall be filled only by such individual who is also a Continuing Spectra Director unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors. The board of directors shall nominate Gregory L. Ebel as a director of the Corporation and the board of directors and the Corporation shall use their best efforts to obtain the election as a director of Gregory L. Ebel by the shareholders of the Corporation at each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2020 annual general meeting. The Corporation shall not call a special meeting in which the removal of the Gregory L. Ebel would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 21. Notwithstanding the foregoing, nothing in these bylaws shall prohibit Gregory L. Ebel from continuing as the non-executive chair of the board or as a director following the Specified Chair Period.

22. Composition of the Board of Directors. During the period from the Effective Date of this by-law until the termination of the annual general meeting of the shareholders of the Corporation during the 2019 calendar year (the “Specified Board Period”), the board of directors shall be comprised of thirteen (13) directors, of which:

(a)	five (5) individuals who were directors of Spectra Energy Corp. (“Spectra”) immediately prior to the Effective Date (as determined in accordance with the Agreement and Plan of Merger dated as of September 6, 2016 among the Corporation, Spectra and Sand Merger Sub, Inc. (the “Transaction Agreement”) and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 23 (the “Continuing Spectra Directors”); and

(b)	eight (8) individuals who were directors of the Corporation immediately prior to the Effective Date and their permitted replacement directors who take office after the Effective Date who are nominated in accordance with clause 24 (the “Continuing Enbridge Directors”).

Subject to clause 21, for each meeting of the shareholders of the Corporation called to consider the election of directors prior to the 2019 annual general meeting, unless otherwise determined by the affirmative vote of at least 75% of the entire board of directors: (a) the Continuing Spectra Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each such annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Spectra Director; and (b) the Continuing Enbridge Directors shall have the exclusive authority to nominate, on behalf of the board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director. The Corporation shall use its best efforts to obtain the election of the nominees and re-election of the Continuing Spectra Directors and the Continuing Enbridge Directors, as applicable, by the shareholders of the Corporation. The Corporation shall not call a special meeting in which the removal of any Continuing Spectra Director would be proposed (other than as required pursuant to a valid shareholder requisition under Section 143(1) of the Canada Business Corporations Act). The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with the foregoing provisions of this clause 22. Notwithstanding the foregoing, nothing in these bylaws shall prohibit any of the Continuing Spectra Directors from continuing as a director following the Specified Board Period.

23. Continuing Spectra Directors. The Continuing Spectra Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director; and (b) subject to clause 21, to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Spectra Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation, provided that any nominee that was not a director of Spectra immediately prior to the Effective Time shall be subject to the approval of the Continuing Enbridge Directors, not to be unreasonably withheld, delayed or conditioned.

24. Continuing Enbridge Directors. The Continuing Enbridge Directors shall have all the power and may exercise all the authority of the board of directors to: (a) fill all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director; and (b) to nominate Directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Continuing Enbridge Director, in each case prior to the 2019 annual general meeting of the shareholders of the Corporation.

25. Pro Rata Committee Membership during Specified Board Period. All committees of the board of directors, including the Audit Committee, shall be comprised of such number of directors as the board of directors shall determine; provided that, except as otherwise approved by the affirmative vote of at least 75% of the entire board of directors, during the Specified Board Period, (i) each committee shall be comprised of the Continuing Spectra Directors and the Continuing Enbridge Directors in proportion to the number of Continuing Spectra Directors and Continuing Enbridge Directors on the board of directors, on a pro rata basis with the number of Continuing Spectra Directors rounded up or down to the nearest whole number and (ii) there shall not be less than one Continuing Spectra Director on each committee.

26. Amendments.

(a)	During the Specified Chair Period, the provisions of clause 21, this subclause 26(a), clause 30 and clause 45 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 21, this subclause 26(a), clause 30 and clause 45 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act. For purposes of these bylaws, 75% of the entire board of directors shall mean the affirmative vote of at least 10 directors.

(b)	During the Specified Board Period, the provisions of clause 20, clauses 22 through and including 25, this subclause 26(b), subclause 30(b) and clause 36 may only be modified, amended or repealed, and any by-law provision or other resolution inconsistent with clause 20, clauses 22 through 25, this subclause 26(b), subclause 30(b) and clause 36 may only be adopted, or any such modification, amendment, repeal or inconsistent by-law provisions or other resolutions recommended for adoption by the shareholders of the Corporation, by an affirmative vote of at least 75% of the entire board of directors and the applicable vote required by the provisions of the Canada Business Corporations Act.

27. Qualification. Subject to the provisions of the Canada Business Corporations Act and the articles, any person may be elected a director of the Corporation if he or she, or any other body corporate of which he or she is an officer or director, is the holder of fully paid shares in the capital stock of the Corporation. At least twenty-five percent (25%) of the directors of the Corporation shall be resident Canadians and directors shall not transact business at a meeting of directors unless at least twenty-five percent (25%) of the directors present are resident Canadians.

28. Election and Term. Subject to clause 30, directors of the Corporation shall be elected at the annual meeting of shareholders or at a special meeting of shareholders called for such purpose and shall hold office until the close of the next annual meeting of shareholders or until their successors are elected. If an election of directors is not held at the proper time, the directors shall continue in office until their successors are elected.

29. Removal from Office. The shareholders may, subject to the provisions of the Canada Business Corporations Act, with or without cause, remove any director from office at any time by a resolution passed at a special meeting of shareholders called for that purpose, and at any such meeting may elect any qualified person to fill the vacancy so caused.

30. Vacancies.

(a)	Subject to the Canada Business Corporations Act, clause 21, clause 22 and subclause 30(b), vacancies in the board of directors may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies shall be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose. If at any time the directors in office do not constitute a quorum the remaining director or directors shall forthwith call a special meeting of shareholders to fill such vacancies in the board.

(b)	Subject to clause 21 and clause 22, during the Specified Board Period, unless otherwise approved by the affirmative vote of at least 75% of the entire board of directors, all vacancies on the board of directors created by the cessation of service of a Continuing Spectra Director shall be filled by a nominee selected by the Continuing Spectra Directors and all vacancies on the board of directors created by the cessation of service of a Continuing Enbridge Director shall be filled by a nominee selected by the Continuing Enbridge Directors.

31. Calling of Meetings. Meetings of the board of directors shall be held from time to time at such place, at such time, and on such day as the chair of the board, or the president, or a vice-president who is a director, or any two directors may determine, and the secretary shall call meetings when so authorized and directed.

32. Notice of Meetings.

(a)	Notice of the time and place of each meeting of the board of directors shall be given to each director not less than two (2) days before the day on which the meeting is to be held; provided that a meeting may be held without formal notice if all the directors are present or if those absent waive formal notice. A notice of a meeting of directors need not specify the purpose of the business to be transacted at the meeting except where the Canada Business Corporations Act requires such purpose to be specified.

(b)	Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

(c)	The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Canada Business Corporations Act requires the purpose of the business to be transacted thereat to be specified.

33. Votes to Govern. Except where a greater vote is specified elsewhere in these by-laws, at all meetings of the board of directors every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes, the chair presiding at such meeting shall not be entitled to a second or casting vote.

34. Remuneration of Directors. The directors of the Corporation shall be paid such remuneration as the board of directors may by resolution from time to time determine. Unless the board otherwise directs, such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors. The directors shall also be reimbursed for their travelling and other expenses properly incurred by them in connection with the business and affairs of the Corporation.

35. Interest of Directors or Officers in Contracts. A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and shall not vote on any resolution to approve the same except as provided by the Act.

36. Audit Committee. Subject to clause 25, the board of directors shall elect annually from among its number an audit committee to be composed of not fewer than three (3) directors, none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Canada Business Corporations Act and such further powers and duties as may be specified by the board.

37. Protection of Directors, Officers and Others. Subject to the Canada Business Corporations Act, every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto.

38. Indemnity of Directors, Officers and Others. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Corporation to indemnify as provided for in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if the individual:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

39. Insurance. The Corporation may purchase and maintain insurance for the benefit of any individual referred to in clause 37 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Canada Business Corporations Act.

OFFICERS

40. Election of Officers. The board of directors shall elect from among themselves a president. The board may also elect one or more vice-presidents who need not be directors.

41. Chair of the Board. Following the Specified Chair Period, the chair of the board of directors, if any, or in his or her absence, the president who is a director, or in their absence, a vice-president who is a director, shall be chair of any meeting of directors, and if none of the said officers be present, the directors present shall choose one of their number to be chair.

42. Appointment of Other Officers. The board of directors shall from time to time appoint a secretary and a treasurer, and may appoint a controller, one or more assistant secretaries, one or more assistant treasurers, and such other officers, agents and servants as the board may from time to time determine.

43. Term of Office and Remuneration. The terms of employment and the remuneration of all officers elected or appointed by the board of directors shall be determined from time to time by the board of directors. All officers, in the absence of agreements to the contrary, shall be subject to removal by the board at any time, with or without cause, provided that a majority of the board shall vote in favor thereof.

44. Delegation of Duties. In case of the absence or inability to act of any officer of the Corporation, or for any reason the board of directors may deem sufficient, the board may delegate all or any of the powers or duties or both of such officer to any other officer or to any director for the time being.

45. Duties of Chair of the Board. The chair of the board, if any, shall have such powers and discharge such duties as are set forth in Section 6.20 to the Parent Disclosure Letter (as such term is defined in the Transaction Agreement) and such additional powers as are from time to time conferred on the chair by the board of directors. During the Specified Chair Period, these powers and duties may be modified only with the affirmative vote of 75% of the entire board of directors.

46. Duties of President. Unless the board of directors otherwise determines, the president shall be the chief executive officer of the Corporation and shall be charged with the general management and direction of the business and affairs of the Corporation. He or she shall have such other powers and perform such other duties as may from time to time be conferred on him or her by the board.

47. Duties of Vice-President. The vice-president, or if there be more than one vice-president, the vice-presidents, shall exercise such powers and perform such duties as may from time to time be assigned by the board of directors. In the absence or inability or refusal of the president to act, and in the absence of a direction by the board, the vice-president, or if there be more than one vice-president, the vice-president designated by the board of directors for that purpose, shall exercise all the powers and perform all the duties of the president.

48. Duties of Secretary. The secretary shall give, or cause to be given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors and members of committees; he or she shall attend and be the secretary of all meetings of the board of directors and shareholders and shall enter or cause to be entered in records kept for that purpose minutes, of all proceedings at such meetings; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose; and he or she shall perform such other duties which usually pertain to his or her office or which may from time to time be prescribed by the board or be required by law.

49. Duties of Treasurer. Under the direction of the board of directors, the treasurer shall have charge of the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as treasurer and of the financial position of the Corporation, and he or she shall perform such other duties as may from time to time be prescribed by the board.

50. Duties of Controller. Under the direction of the board of directors, the controller, if any, shall have charge of the accounting operations of the Corporation and keep proper accounting records in compliance with the Canada Business Corporations Act in which shall be recorded all receipts and disbursements of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as controller, and he or she shall perform such other duties as may from time to time be prescribed by the board.

51. Duties of Other Officers. The assistant secretary, if any, and the assistant treasurer, if any, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or disability of the secretary or treasurer, as the case may be. The assistant secretary and assistant treasurer shall also have such other powers and duties as may from time to time be assigned to them by the board of directors. The duties and powers of all other officers of the Corporation shall be such as the terms of their engagement call for or the board by resolution determines.

52. Agents and Attorneys. The board of directors may from time to time by resolution appoint agents or attorneys for the Corporation in or out of Canada for such purposes and with such authority and power (including the power to subdelegate) as may be thought fit.

SHARES

53. Issuance. Subject to the provisions of the Canada Business Corporations Act, the board of directors may issue shares of the Corporation at such times and to such persons and for such considerations as the board shall determine.

54. Share Certificates. Every shareholder of the Corporation shall be entitled to a share certificate, stating the number and class of shares held in such form as the board of directors shall from time to time approve. Unless otherwise ordered by the board, share certificates shall be signed by the proper signing officers of the Corporation and need not be under the corporate seal. A share certificate executed as aforesaid shall be valid notwithstanding that any one or more of the officers whose facsimile signatures appear thereon no longer hold office at the date of issue of the certificate.

55. Replacement of Share Certificate. Subject to the provisions of the Canada Business Corporations Act:

(a)	If any share certificate be worn out or defaced, upon surrender thereof the board of directors may order the same to be cancelled, and upon the fulfillment of such conditions as the board may determine, issue a new certificate in lieu thereof.

(b)	In case of the loss, theft, or destruction of a certificate for shares held by a shareholder, the fact of such loss, theft, or destruction shall be reported by such shareholder or his agent or personal representative to the Corporation or the transfer agent, if any, with a statement verified by oath or statutory declaration as to the loss, theft, or destruction and the circumstances concerning the same and with a request for the issuance of a new certificate to replace the one so lost, stolen, or destroyed. Upon the giving to the Corporation (or if there be a transfer agent and registrar then to the Corporation and such transfer agent and registrar) of a bond of a surety company licensed to do business in the jurisdiction in which the bond is to be written, or other security approved by the Corporation and in such form as is approved by the Corporation, indemnifying the Corporation (and its transfer agent and registrar, if any) against all loss, damage or expense to which the Corporation and/or the transfer agent and registrar may be put or be liable by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one lost, stolen, or destroyed if such issuance is ordered by the secretary and the treasurer or by any officer of the Corporation duly authorized to do so by the board.

56. Transfer and Registration.

(a)	The board of directors may from time to time appoint such transfer agent or transfer agents and registrar or registrars as may be required to maintain, in respect of the securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. The board may provide for and establish the duties, responsibilities and compensation of any such transfer agent or registrar and/or may delegate to the officers of the Corporation which it shall designate the power to make on behalf of the Corporation any necessary agreements with any such transfer agent or registrar with regard to the foregoing matters.

(b)

Subject to the provisions of the Canada Business Corporations Act, no transfer of securities shall be registered in a securities register except upon presentation of the certificate representing such securities with an endorsement, which complies with such Act, made thereon or delivered therewith duly executed by an appropriate person as provided by such Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, and upon compliance with such restrictions on transfer or as are authorized by the articles. The transfer may, however, be made in case of a lost, stolen, or destroyed certificate, as provided in these by-laws. No director shall be liable to the Corporation for any loss which may be sustained in the case where a transfer shall have been procured by forgery or mistake.

EXECUTION OF INSTRUMENTS

57. All cheques, bills, notes, acceptances and orders for the payment of money to be signed, drawn, accepted or endorsed by or on behalf of the Corporation shall be signed, drawn, accepted or endorsed by such person or persons and in such manner as the board of directors may from time to time designate, appoint or authorize by resolution.

58. All contracts, deeds and other documents and instruments required to be executed by the Corporation, whether under the corporate seal or not, may be signed by and on behalf of the Corporation by the chair of the board, or the president, or a vice-president, or a director, together with the secretary, or an assistant secretary, or another director, or by any other person or persons that the board of directors may from time to time by resolution designate.

59. Copies of by-laws, resolutions and other proceedings of the board or shareholders of the Corporation may be certified under the corporate seal of the Corporation by the secretary or an assistant secretary or by any other officer of the Corporation so appointed by resolution of the board.

FINANCIAL

60. Financial Year. The financial year of the Corporation shall end on the 31st day of December in each year or on such other day in each year as the board of directors may by resolution determine.

61. Borrowing of Money.

(a)	Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act, the board of directors may from time to time:

(i)	borrow money upon the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations of the Corporation, whether secured or unsecured;

(iii)	give a guarantee on behalf of the Corporation to secure performance of any obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation to secure any obligation of the Corporation.

(b)	The board may from time to time by resolution delegate all or any of the above mentioned powers to one or more officers or directors of the Corporation to the extent and in such manner as the board shall determine at the time of each such delegation.

62. Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other firms or corporations carrying on a banking business as the board of directors may from time to time designate, appoint or authorize by resolution. All such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may from time to time designate, direct or authorize by resolution and to the extent therein provided, including the operation of the Corporation’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of cheques, promissory notes, drafts, acceptances, bills of exchange or orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any such banking business and defining the rights and powers of the parties thereto, and the authorizing of any officer of such banker to do any act or thing on the Corporation’s behalf to facilitate such banking business.

63. Dividends. Subject to the provisions of the Canada Business Corporations Act, the board of directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

64. Method of Giving Notices.

(a)	Any notice, communication or document to be given by the Corporation pursuant to the Canada Business Corporations Act, the articles, the by-laws or otherwise, to a shareholder, director, officer, auditor or member of a committee of the board of directors, shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at his recorded address, or if sent to him at such address by any other means of written communication, or, in the case of a director, officer, auditor or member of a committee of the board of the Corporation, by delivering the same to his or her place of business.

(b)	In addition to the foregoing, any such notice, communication or document required to be given may be delivered by the Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and specifying the designation by the recipient of the information system for receipt of such notice, communication or document is permitted to be delivered by the Corporation.

The secretary may change the address of any shareholder as recorded in the securities register of the Corporation in accordance with any information believed by him or her to be reliable.

(c)	In the event that it is impossible or impractical for any reason whatsoever to give notice as aforesaid, notice may be given by an advertisement published once in a newspaper or posted on publicly available websites or other electronic means in such cities or places as the board of directors shall from time to time determine.

(d)	If any notice given to a shareholder pursuant to subclause 64(a) is returned on three consecutive occasions because he or she cannot be found and notice cannot be given in compliance with subclause 64(b), the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation, in writing or by electronic or other technologically enhanced format of his or her new address.

65. Notice to Joint Shareholders. All notices with respect to any share registered in more than one name may, if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded or by electronic or other technologically enhanced format to the shareholder first named in the register and notice so given shall be sufficient notice to all the holders of any such shares.

66. Computation of Time. Except as otherwise provided by the Canada Business Corporations Act, in computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

67. Omissions and Errors. The accidental omission to give due notice to any shareholder, director, officer, auditor or member of a committee of the board of directors, or the non-receipt of any notice by such person, or any error in any notice not materially affecting the substance thereof, shall not invalidate any action taken pursuant to such notice or otherwise founded thereon.

68. Persons Entitled by Death or Operation of Law. Every person who by operation of law, transfer, death or by any other means whatsoever shall become entitled to any share of the Corporation, shall be bound by every notice in respect of such share which shall have been duly given to the person from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register of the Corporation, whether it be before or after the happening of the event upon which he or she became so entitled, and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Canada Business Corporations Act.

69. Waiver of Notice. Any shareholder (or their duly appointed proxyholder), director, officer, auditor or member of a committee of the board of directors may at any time waive any notice, or waive and abridge the time for any notice, required to be given to him or her under any provision of the Canada Business Corporations Act, the articles, the by-laws or otherwise, and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be.

GENERAL

70. Subject to the provisions of the Canada Business Corporations Act, no individual, entity, person or shareholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

71. No shareholder shall be entitled to any information respecting any details or conduct of the Corporation’s business which in the opinion of the board of directors would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public.

72. The “General By-Law No. 1” heretofore enacted are repealed from and after the coming into force of this by-law designated “General By-Law No. 1”, provided, however, that such repeal shall not affect the validity of any act done or approval given under, or the validity and continuance of, any resolution, appointment, contract, plan or payment made pursuant to any by-law so repealed.

73. Effective Date. This “General By-Law No. 1” shall come into force on •, 2017.